Exhibit 99.1

Brookfield

Brookfield Asset Management Inc.

2019 ANNUAL INFORMATION FORM

MARCH 26, 2020

ANNUAL INFORMATION FORM
TABLE OF CONTENTS

The Corporation	1
Cautionary Statement Regarding Forward-Looking Statements and Information	2
Subsidiaries	3
Development of the Business	3
Business of the Corporation	14
Code of Business Conduct and Ethics	23
Business Environment and Risks	23
Environmental, Social and Governance Management	23
Corporate Governance Practices	25
Directors and Officers	26
Market for Securities	29
Ratings and Liquidity	30
Dividends and Dividend Policy	33
Description of Capital Structure	35
Transfer Agent and Registrar	36
Material Contracts	36
Interests of Experts	37
Audit Committee Information	37
Additional Information	38
Appendices:
A. Trading Information for the Corporation’s Publicly Listed Securities	A-1
B. Summary of Terms and Conditions of the Corporation’s Authorized Securities	B-1
C. Charter of the Audit Committee of the Board of Directors of the Corporation	C-1

Brookfield Asset Management Inc.
ANNUAL INFORMATION FORM
THE CORPORATION
Brookfield Asset Management Inc. is a leading global alternative asset manager with a 120-year history and over $540 billion of assets under management across a broad portfolio of real estate, infrastructure, renewable power, private equity and credit assets. Our $290 billion in fee-bearing capital is invested on behalf of some of the world’s largest institutional investors, sovereign wealth funds and pension plans, along with thousands of individuals. The Corporation’s Class A Limited Voting Shares (“Class A Shares”) are co-listed on the New York Stock Exchange (“NYSE”) under the symbol “BAM” and the Toronto Stock Exchange (“TSX”) under the symbol “BAM.A.”
The Corporation was formed by articles of amalgamation dated August 1, 1997 and is organized pursuant to articles of amalgamation under the Business Corporations Act (Ontario) dated January 1, 2005.
References in this Annual Information Form to the “Corporation” refer to Brookfield Asset Management Inc., including its predecessor companies. References to “Brookfield,” “we,” “us” and “our” refer to the Corporation and its subsidiaries and controlled affiliates, including publicly traded partnerships and private funds managed by us, individually or collectively, as applicable. The Corporation’s registered office and head office is located at Suite 300, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada M5J 2T3.
All financial information in this Annual Information Form is expressed in U.S. dollars, unless otherwise noted. All references to A$ are to Australian dollars. All references to £ are to British Pound Sterling. All references to C$ are to Canadian dollars. All references to C¥ are to Chinese Yuan. All references to € are to Euros. All references to Rs are to Indian Rupees. All information is presented as at December 31, 2019, unless otherwise noted.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION
This Annual Information Form contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may provide such information and make such statements in the Annual Information Form, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission or in other communications. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the Corporation and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”
Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information contained in this Annual Information Form. The statements and information involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the Corporation to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) investment returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes, and pandemics/epidemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including our real estate, renewable power, infrastructure, private equity, and residential development activities; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Certain statements included in this Annual Information Form may be considered “financial outlook” for the purposes of applicable Canadian securities laws, and as such, the financial outlook may not be appropriate for purposes other than this document. Forward-looking information is provided as of the date of this Annual Information Form or such other date specified herein. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
We disclose a number of financial measures in this Annual Information Form that are calculated and presented using methodologies other than in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. We utilize these measures in managing the business, including for performance measurement, capital allocation and valuation purposes, and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures or other financial metrics may differ from the calculations disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included on pages 115 to 120 of the Corporation’s 2019 Annual Report.

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SUBSIDIARIES
The following is a list of the Corporation’s principal subsidiaries, indicating the jurisdiction of formation, the percentage of voting securities beneficially owned, or over which control or direction is exercised, directly or indirectly, by the Corporation, and the respective equity ownership of the Corporation, in each case as at December 31, 2019:

Name	Jurisdiction of Formation	Percentage of Voting Securities Owned, Controlled or Directed	Equity Ownership Interest
Brookfield Business Partners L.P. (a)	Bermuda	100%	63%
Brookfield Infrastructure Partners L.P. (b)	Bermuda	100%	30%
Brookfield Renewable Partners L.P. (c)	Bermuda	100%	61%
Brookfield Property Partners L.P. (d) (e)	Bermuda	100%	51%

(a)    The Corporation owns a 100% general partnership interest. The Corporation owns general partnership units, limited partnership units and units exchangeable into limited partnership units representing an approximate 63% economic ownership interest in Brookfield Business Partners L.P. (“BBU”) (on a fully exchanged basis).
(b)    The Corporation owns a 100% general partnership interest. The Corporation owns general partnership units, limited partnership units and units exchangeable into limited partnership units representing an approximate 30% economic ownership interest in Brookfield Infrastructure Partners L.P. (“BIP”) (on a fully exchanged basis).
(c)    The Corporation owns a 100% general partnership interest. The Corporation owns general partnership units, limited partnership units and units exchangeable into limited partnership units representing an approximate 61% economic ownership interest in Brookfield Renewable Partners L.P. (“BEP”) (on a fully exchanged basis).
(d)    The Corporation owns a 100% general partnership interest. The Corporation owns general partnership units, limited partnership units, units exchangeable into limited partnership units and shares of Class A Stock of Brookfield Property REIT Inc. (“BPYU”), a subsidiary of Brookfield Property Partners L.P. (“BPY”) (which are exchangeable into limited partnership units of BPY) representing an approximate 51% economic ownership interest in BPY. (on a fully exchanged, “as-converted” basis).
(e)    BPYU is a subsidiary of BPY, which, along with its affiliates, controls 94% of the voting power of BPYU. The Corporation indirectly controls 48% of the voting power of BPYU through its approximate 51% economic interest in BPY. The Class A shares, par value $0.01 per share, of BPYU are exchangeable into limited partnership units of BPY.

DEVELOPMENT OF THE BUSINESS
The following is a summary of recent developments since January 2017 in each of our principal areas of business.
Asset Management
2020 Activity - to date
Subsequent to year-end, we held the final close of our fourth flagship infrastructure fund (“BIF IV”), bringing the total fund size to $20 billion. BIF IV attracted total capital commitments exceeding the original $17 billion fundraising target. BIF IV’s predecessor fund closed in 2016 with $14 billion of total capital commitments. Brookfield committed $5 billion to the fund, and will be funded through BIP and BEP.
2019 Activity
On September 30, 2019, we completed our acquisition of an approximate 61% interest in Oaktree Capital Group, LLC’s (“Oaktree”) business (the “Oaktree Transaction”). Purchase consideration for the acquisition was $2.4 billion of cash and the issuance of 52.8 million Brookfield Class A Shares. As part of the transaction, we received a distribution from Oaktree for $306 million, and recognized deferred consideration of $365 million related to the settlement of certain pre-existing agreements. The investment is equity-accounted by the Corporation.
The Oaktree Transaction added approximately $110 billion to fee-bearing capital. Excluding Oaktree, we increased fee-bearing capital by approximately 30% or $41.9 billion for the year; inflows of $32.3 billion included $22.9 billion of new commitments to our long-term private funds and co-investments, $5.8 billion to our perpetual strategies (including investments made by listed partnerships and in perpetual private funds) and $3.6 billion to our public securities. Market valuations contributed a further $23.1 billion to fee-bearing capital. During the year, we returned $5.8 billion to our fund partners through dividends and asset sales.

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The additional fee-bearing capital during the year contributed to a 42% increase in fee revenues from the prior year to $2.0 billion, excluding performance fees. Performance fees during 2019 were $nil compared to $278 million in the prior year. We also generated $707 million of unrealized carried interest, net of direct costs, on third party capital across our private funds, including the contribution from Oaktree, and realized a further $403 million into income during the year.
We invested $31.8 billion over the year across our business groups, including $6.5 billion from our perpetual strategies, $11.8 billion from our long-term private funds, $6.6 billion from co-investments, and $6.9 billion in direct investments.
As at December 31, 2019, we had total uncalled private fund commitments of $50.7 billion.
2018 Activity
We increased fee-bearing capital by approximately 10% to $137.5 billion at year-end; net inflows of $35 billion included $21.8 billion of new commitments to our private funds and co-investments and $13.1 billion to our publicly listed partnerships and public markets funds, which was partly offset by lower market valuations on the capital we manage. During the year, we returned $8.5 billion to our fund partners through dividends and asset sales.
The additional fee-bearing capital during the year contributed to a 17% increase in fee revenues from the prior year to $1.4 billion, excluding performance fees. Performance fees during 2018 totaled $278 million compared to $142 million in the prior year. We also generated $600 million of unrealized carried interest on third-party capital across our private funds.
We invested $29.7 billion over the year across our business groups, including $18.7 billion from our publicly listed partnerships, $9.8 billion from our private funds and co-investments, and $1.1 billion in direct investments. Our growth capital backlog was $14.1 billion as at December 31, 2018.
As at December 31, 2018, we had total uncalled private fund commitments of $23.6 billion.
2017 Activity
We increased fee-bearing capital by approximately 15% to $125.6 billion at year-end; net inflows of $10.5 billion included $8.3 billion of new commitments to our private funds and $4.9 billion to our publicly listed partnerships and public markets funds. In addition, the market valuation of the capital we manage increased by $11.2 billion. We returned $4.7 billion to our fund partners through dividends and asset sales. We removed $5.7 billion of listed partnership and private fund capital managed by BPY following the privatization of the formerly listed Brookfield Canada Office Properties, and the reclassification of several legacy office funds to BPY in order to simplify our reporting.
The additional fee-bearing capital during the year contributed to a 20% increase in fee revenues from the prior year to $1.4 billion in 2017. We also generated $1.3 billion of carried interest on third party capital across our private funds.
We invested $15.4 billion over the year across our business groups, including $5.4 billion from our publicly listed partnerships and $8.8 billion from our private funds and co-investments and increased our internal development project capital backlog to $14.7 billion.
As at December 31, 2017, we had total uncalled private fund commitments of $18.6 billion.
Real Estate
2019 Activity
Our Real Estate segment generated “funds from operations” (“FFO”) of $1.2 billion, representing a decrease of approximately $601 million. FFO increases from lease commencements and same-store growth, were more than offset by lower disposition gains, our reduced ownership interest in BPY following the GGP Inc. (“GGP”) privatization as well as lower dividends from the Class B Junior Preferred Shares of Brookfield BPY Holdings Inc. following their redemption.
In the first quarter of 2019, the Brookfield Strategic Real Estate Partners III (“BSREP III”) fund held its final close with a total equity commitment of $15 billion. Prior to final close, BPY had committed to 25%, representing a controlling interest in the fund. Upon final close, on January 31, 2019, BPY reduced its commitment to $1.0 billion, representing a 7% non-voting position.
On February 11, 2019, BPY and BPYU announced that they formally commenced their substantial issuer bid to purchase up to $405 million of limited partnership units of BPY (“BPY LP Units”) and $95 million of Class A stock of BPYU (“BPYU Units”), respectively, for a total of $500 million from the unitholders for cash. The offer to purchase the BPY LP Units and the BPR Units expired on March 25, 2019. BPY purchased for cancellation 13,981,839 BPY LP Units at a purchase price of $21.00 per BPY LP Unit, for an aggregate cost of approximately $294 million. BPYU purchased for cancellation 4,679,802 BPYU Units at a purchase price of $20.30 per BPYU Unit, for an aggregate cost of approximately $95 million.

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On May 31, 2019, BPY sold its interest in 2001 M Street in Washington, D.C. for approximately $121 million and realized a gain of approximately $32 million. Also, on May 31, 2019, BPY sold a portfolio of office assets in California in the Brookfield Strategic Real Estate Partners I (“BSREP I”) fund, for approximately $270 million and realized a gain of approximately $114 million.
On July 11, 2019, BPY sold a portfolio of triple-net lease assets in the U.S. in the BSREP I fund, for approximately $585 million and realized a gain of approximately $36 million.
On August 6, 2019, BPY sold its interest in the Darling Park office complex in Sydney for approximately A$638 million and realized a gain of approximately A$247 million.
On August 26, 2019, BPY acquired an incremental 49.7% interest in 730 Fifth Avenue in New York for approximately $779 million and as a result BPY gained control of the investment.
On September 13, 2019, BPY sold 3 Spring Street in Sydney for approximately A$173 million and realized a gain of approximately A$98 million.
On October 23, 2019, BPY sold five multifamily assets in the U.S. in the BSREP I fund for approximately $1.1 billion and realized a gain of approximately $203 million.
On November 1, 2019, BPY acquired their joint venture partners’ incremental interest in four properties including Park Meadows in Colorado, Towson Town Center in Maryland, Perimeter Mall in Georgia, and Shops at Merrick Park in Florida, bringing BPY’s ownership in each of the malls to 100%. Concurrently, BPY sold its interest in Bridgewater Commons in New Jersey to the joint venture partner.
On November 1, 2019, BPY sold its interest in Jessie Street Centre in Sydney for approximately A$412 million and realized a gain of approximately A$82 million.
On November 20, 2019, BPY acquired an incremental 50% interest in One and Two London Wall Place in London for approximately £177 million and as a result gained control of the assets.
2018 Activity
Our Real Estate segment generated FFO of $1.8 billion during the year, representing a decrease of approximately $218 million compared to the prior year due to a lower level of disposition gains on the sale of mature assets, partially offset by greater contributions from new acquisitions, most notably the privatization of GGP as well as a higher level of leasing activity across BPY’s portfolio.
In the first quarter of 2018, in the Brookfield Strategic Real Estate Partners II (“BSREP II”) fund, BPY acquired a portfolio of extended stay hotels across the U.S. for $764 million, a portfolio of student housing properties in the United Kingdom (“U.K.”) for consideration of £518 million and a U.K. based owner and operator of serviced apartments for consideration of £209 million.
On January 5, 2018, BPY acquired 333 West 34th Street in New York for approximately $255 million through a joint venture with Brookfield Premier Real Estate Partners Pooling LLC.
On March 14, 2018, BPY sold a 50% interest in Bay Adelaide Centre East and West Towers in Toronto for approximately C$850 million.
On March 30, 2018, in a Brookfield-sponsored debt fund, BPY sold the Hard Rock Hotel and Casino in Las Vegas for $510 million. Also, on March 30, 2018 BPY sold its interest in 1801 California Street in Denver for $286 million.
In the second quarter of 2018, in the BSREP II fund, BPY acquired an office portfolio in Mumbai for consideration of approximately ₨2,726 million.
On April 12, 2018, in the BSREP II fund, BPY acquired an office building in Chicago for consideration of $35 million.
On July 6, 2018, in the BSREP III fund, BPY acquired two community malls in Shanghai for consideration of C¥728 million.
On July 6, 2018, BPY sold 27.5% of its interest in a portfolio of operating and development assets in New York. BPY retains control over and will continue to consolidate these assets after the sale.
On August 3, 2018, in the BSREP III fund, BPY acquired a 100% leasehold interest in 660 Fifth Avenue, a commercial office asset in New York, for $1.3 billion.
On August 28, 2018, BPY acquired all of the outstanding shares of common stock of GGP , a U.S. retail shopping business, other than those shares previously held by the partnership and its affiliates, which represented a 34% interest in GGP prior to the acquisition.
On September 5, 2018, BPY acquired a development in the South Bronx, New York for consideration of $166 million.

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On September 6, 2018, BPY sold a portfolio of 112 self-storage properties in the BSREP II fund for approximately $1.3 billion and realized a gain of approximately $292 million.
On October 1, 2018, BPY sold a 49% interest in Fashion Place in Utah for approximately $291 million. BPY retained joint control of the resulting joint venture.
On October 4, 2018, BPY sold Queen’s Quay Terminal in Toronto for C$261 million and realized a gain of C$173 million.
On October 18, 2018, BPY sold its 25% interest in Jean Edmonds Tower in Ottawa for C$47 million and realized a gain of C$5 million.
On November 30, 2018, BPY sold a logistics portfolio in the U.S. in the BSREP I fund for approximately $3.4 billion and realized a gain of approximately $1.1 billion.
In December 2018, BPY launched Brookfield Premier Real Estate Partners Pooling LLC Australia (“BPREP Australia”), an open-ended fund. BPY contributed interests in Jessie Street, 52 Goulburn Street and 680 George Street in Sydney and 235 St Georges Terrace in Perth to BPREP Australia. BPY’s interest in BPREP Australia is 39%, with the remaining interest of 61% held by external investors.
On December 7, 2018, in the BSREP III fund, BPY acquired a portfolio of mixed-use assets across the U.S. for consideration of approximately $6,948 million.
On December 19, 2018, in the BSREP III fund, BPY acquired a student housing portfolio in France for consideration of €279 million.
On December 21, 2018, in the BSREP III fund, BPY acquired a hotel in Florida for consideration of $222 million.
On December 21, 2018, BPY sold 10 Shelley Street in Sydney for A$533 million and realized a gain of A$149 million. BPY also sold 12 Shelley Street in Sydney for A$270 million and realized a gain of A$111 million.
2017 Activity
Our Real Estate segment generated FFO of approximately $2 billion during the year, representing an increase of approximately $443 million compared to the prior year due to a higher level of disposition gains on the sale of mature assets, increased level of leasing activity in BPY’s core office and core retail portfolios, same-property FFO growth, the incremental contributions from lease commencements at BPY’s recently completed developments, as well as incremental contributions from BPY’s recent acquisitions to BPY’s opportunistic portfolio.
During 2017, BPY disposed of or sold partial interests in a number of properties, recognizing $1.2 billion of disposition gains in FFO.
On March 9, 2017, in the BSREP II fund, BPY acquired a portfolio of 135 manufactured housing communities for consideration of approximately $768 million.
On April 10, 2017, in the BSREP II fund, BPY acquired an additional portfolio of student housing properties in the U.K. for £299 million.
On May 5, 2017, BPY sold its investment in 245 Park Avenue in Midtown New York for net proceeds of approximately $680 million.
On June 30, 2017, BPY acquired the approximate 17% equity interest in Brookfield Canada Office Properties, a publicly traded real estate investment trust, that BPY did not already own for C$32.50 per unit.
On October 11, 2017, BPY exercised all of its outstanding warrants of GGP. Of these warrants, 16 million were exercised on a cashless basis and the remaining 43 million warrants on a full share settlement basis for approximately $462 million. The exercise increased BPY’s ownership of GGP at the time from 29% to 34%.
On December 20, 2017, BPY sold its interest in Gazeley, a European business which owns and operates logistics warehouses and distribution parks, held in the BSREP I fund for €2.4 billion.

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Renewable Power
2020 Activity - to date
In March 2020, BEP and TerraForm Power, Inc. (“TerraForm Power”, listed under the symbol “TERP”) entered into a definitive merger agreement for BEP to acquire all of the outstanding shares of Class A common stock of TerraForm Power not currently held by BEP and its affiliates. BEP and its affiliates currently own an approximate 62% interest in TerraForm Power.
Each share of Class A common stock of TerraForm Power will be acquired for consideration equivalent to 0.381 of a BEP unit (as defined below). For each share of TerraForm Power’s Class A common stock held, TerraForm Power’s shareholders will be entitled to receive, at their election, either Class A shares of Brookfield Renewable Corporation (“BEPC shares”) or limited partnership units of BEP (“BEP units”). As previously announced, BEP also intends to make a special distribution of BEPC shares to its unitholders. Brookfield Renewable Corporation is a Canadian corporation and will be listed on the TSX and NYSE. The BEPC shares are structured with the intention of being economically equivalent to a BEP unit, including identical distributions, as and when declared, and will be fully exchangeable at any time, at the shareholder’s option, for a BEP unit on a one-for-one basis. The exchange ratio for the transaction will proportionally reflect the contemplated special distribution of BEPC shares to BEP unitholders, which BEP expects to close concurrently with the closing of the transaction.
A special committee of the board of directors at TerraForm Power, comprised solely of non-executive, independent directors of TerraForm Power, has unanimously recommended that TerraForm Power shareholders approve the transaction. A transaction could only proceed upon approval by a majority of TerraForm Power’s stockholders not affiliated with BEP and other customary approvals. There can be no assurance that TerraForm Power stockholders not affiliated with BEP will approve any transaction, that the other conditions to the transaction will be satisfied or satisfied on the anticipated schedule or that the transaction will be completed, including as a result of potential litigation in connection with the transaction.
In February 2020, BEP issued 8 million Class A Preferred Limited Partnership Units, Series 17 at a price of $25.00 per unit, for gross proceeds of $200 million.
2019 Activity
Our Renewable Power segment generated FFO of approximately $333 million during the year, an increase of $5 million from the prior year. FFO was positively impacted by contributions from recent acquisitions, higher realized pricing at BEP and greater realized disposition gains; however, this was partially offset by lower realized margins on generation sold within our directly held energy contracts.
In March 2019, BEP sold an additional 25% non-controlling, indirect interest in its 413 megawatt (“MW”) Canadian hydroelectric portfolio to a consortium of buyers, retaining a 50% economic interest in this portfolio which it will continue to manage and operate.
In March 2019, BEP issued 7 million Class A Preferred Limited Partnership Units, Series 15 at a price of C$25.00 per unit, for gross proceeds of C$175 million ($130 million).
In March 2019, BEP and its institutional partners agreed to invest C$750 million in TransAlta Corporation (“TransAlta”), the largest power producer in Alberta, through the purchase of exchangeable securities with an annual coupon of 7.0%. The investment will occur in two tranches; C$350 million of which was funded at the initial closing in May 2019, and C$400 million is expected to be funded in October 2020, subject to customary closing conditions. The exchangeable securities include the option to convert into an interest in TransAlta’s 813 MW portfolio of high quality hydroelectric assets in Alberta commencing in 2025, based on a valuation multiple equal to 13 times the average annual EBITDA of the portfolio during the three years prior to conversion. In addition, subject to certain conditions, BEP and its institutional partners have committed to purchase TransAlta common shares on the open market to increase its share ownership in TransAlta to 9%.
In September 2019, BEP completed the issuance of C$300 million ($230 million) of Series 12 and C$300 million ($230 million) of Series 13 medium-term notes.
In November 2019, BEP announced that it intends to distribute to existing holders of its BEP units, by way of special distribution, BEPC shares. Current BEP unitholders are expected to receive one BEPC share for every four BEP units pursuant to the Special Distribution. Each BEPC share will be structured with the intention of providing an economic return equivalent to one BEP unit, including identical dividends on a per share basis to the distributions paid on each BEP unit. Each BEPC share will be exchangeable, at the BEPC shareholder’s option, for one BEP unit. Following completion of the special distribution, the aggregate quarterly distributions and dividends from BEP and BEPC will correspond to the quarterly distributions made on BEP units as if the special distribution did not take place. Upon completion of the special distribution, it is anticipated that the share capital of BEPC will be comprised of class A shares, class B multiple voting shares and class C non-voting shares. The class A shares and class B shares are expected to control 25% and 75%, respectively, of the aggregate voting rights of the shares of BEPC. We expect to hold approximately

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60% of the class A shares, which is equivalent to our effective ownership of BEP units, and BEP will own all of the class B shares and class C shares. The completion of the special distribution is subject to the receipt of normal course regulatory approvals.
2018 Activity
Our Renewable Power segment generated FFO of approximately $328 million during the year, representing an increase of approximately $58 million from the prior year, as a result of a full year contribution from recent acquisitions, favourable price increases and cost reductions which were partially offset by lower generation across same-store assets compared to the prior year which benefited from above average generation.
In January 2018, BEP issued 10 million Class A Preferred Limited Partnership Units, Series 13 (the “Series 13 Preferred Units”), at a price of C$25 per unit, for aggregate gross proceeds of approximately C$250 million ($201 million). The holders of the Series 13 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5% for the initial period ending April 30, 2023. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5-year Government of Canada bond yield plus 3%, and (ii) 5%.
On June 11, 2018, BEP together with its institutional partners acquired additional shares of TerraForm Power, which owns and operates a diverse portfolio of solar and wind assets located primarily in the U.S., and which remains a Nasdaq listed public company sponsored by the Corporation, for $656 million through a private placement for total consideration of $650 million, of which BEP contributed $420 million. The additional shares increased the collective interest of BEP and its institutional partners in TerraForm Power from 51% to 65%, with BEP’s interest in TerraForm Power increasing from 16% to 30%. TerraForm Power used the proceeds of the private placement, along with other sources of capital, to acquire Saeta Yield, S.A., a 1,028 MW European solar and wind portfolio.
In September 2018, BEP completed the issuance of C$300 million ($230 million) Series 11 medium-term notes, and BEP’s inaugural green bond, which carry a fixed interest rate of 4.25% and mature in January 2029.
On October 31, 2018, BEP closed the sale of a 25% interest in a 413 MW portfolio of select Canadian hydroelectric assets for proceeds of approximately $292 million.
2017 Activity
Our Renewable Power segment generated FFO of approximately $270 million during the year, representing an increase of approximately $90 million from the prior year, as a result of higher hydroelectric generation in North America and Colombia and stronger market prices in Brazil, and a full year contribution from BEP’s Colombian business.
In July 2017, BEP issued 8.3 million limited partnership units at a price of C$42.15 per unit. In a concurrent private placement, the Corporation purchased 4.9 million limited partnership units of BEP. The aggregate gross proceeds from the offering and the private placement were approximately $550 million, and resulted in the Corporation’s ownership being reduced to 60%, where it currently stands.
On October 16, 2017, alongside institutional partners, BEP acquired a 51% interest in TerraForm Power.
On December 28, 2017, alongside institutional partners, BEP acquired 100% of TerraForm Global, Inc., which owns and operates a diverse portfolio of solar and wind assets located predominantly in Brazil, India and China, for $750 million.
Infrastructure
2020 Activity - to date
On January 14, 2020, BIP completed the sale of its 17% interest in a Colombian regulated distribution operation for total consideration of approximately $90 million.
2019 Activity
Our Infrastructure segment generated FFO of $464 million during the year, a decrease of $138 million from the prior year. This is primarily as a result of lower amounts of realized disposition gains being partially offset by contributions from capital deployed across the operations and solid same-store growth.
In January 2019, BIP acquired 100% of DCI Data Centers, an Australian-based data center business, for approximately $50 million.
On February 5, 2019, a wholly-owned subsidiary of BIP issued four million Senior Preferred Shares, Series 1 (“Series 1 Shares”), at an offering price of C$25.00 per share in a public offering in Canada. Holders of the Series 1 Shares are entitled to receive a cumulative quarterly fixed dividend at a rate of 5.85% annually for the initial period ending March 31, 2024. Net proceeds from this offering totaled approximately C$97 million or $73 million.

8Brookfield Asset Management Inc. - 2019 Annual Information Form

On February 7, 2019, BIP completed the sale of one third of its interest (approximately 17%) in its Chilean toll roads business for total consideration of approximately $365 million. Proceeds included a $200 million distribution from a local financing completed at the business prior to the sale of our interest. BIP received $165 million.
On March 22, 2019, BIP alongside institutional partners (the “EWPL consortium”) acquired East West Pipeline, a 1,480 kilometer cross-country gas pipeline in India, for total consideration of approximately $225 million (EWPL consortium total of $960 million).
On March 29, 2019, BIP alongside its institutional partners, acquired an effective 12% interest in a Brazilian data center operation, Ascenty Participacoes S.A. for approximately $190 million.
On April 12, 2019, BIP through a Brookfield-sponsored infrastructure fund, acquired an additional 15% interest in Esperanza Transmissiora de Energia S.A. for approximately $10 million.
On June 25, 2019, BIP closed the sale of its 40% interest in its European port business for net proceeds of approximately $135 million.
On July 17, 2019, BIP issued 13,529,750 limited partnership units at an offering price of $42.5 per unit in public offerings in the U.S. and Canada. In a concurrent private placement, the Corporation acquired 6,128,000 redeemable partnership units at the offering price, net of commissions. Gross proceeds from this equity offering totaled approximately $825 million ($801 million net of issuance costs). Net proceeds were used primarily to fund an active and advanced pipeline of new investment opportunities and for general working capital purposes.
On July 31, 2019, BIP alongside a strategic partner, acquired Vodafone New Zealand, an integrated telecommunications provider in New Zealand for $2.3 billion. BIP contributed approximately $175 million of equity for our 17% interest in the company.
On August 8, 2019, BIP through a Brookfield-sponsored infrastructure fund acquired an additional 15% interest in Odoya Transmissora de Energia S.A. for approximately $10 million.
On September 5, 2019, BIP agreed to sell its 17% interest in a Colombian regulated distribution operation for total consideration of approximately $100 million.
On September 5, 2019, BIP agreed to sell 33% of its interest in a Chilean toll road business for total consideration of approximately $100 million.
On September 25, 2019, BIP announced that it intends to distribute to its existing unitholders, by way of special distribution, class A exchangeable subordinate voting shares (“exchangeable shares”) of a newly-formed subsidiary, BIPC. BIP unitholders of record as of March 20, 2020 will receive one exchangeable share for every nine of BIP’s limited partnership units (“BIP units”) held pursuant to the special distribution. Each exchangeable share will be structured with the intention of providing an economic return equivalent to one unit, including identical dividends on a per share basis to the distributions paid on each BIP unit. Each exchangeable share will be exchangeable, at the BIPC shareholder’s option, for one BIP unit (subject to adjustment to reflect certain capital events) or its cash equivalent. Following completion of the special distribution, the aggregate quarterly distributions and dividends from BIP and BIPC will approximately correspond to the quarterly distributions made on BIP units as if the special distribution did not take place.
Upon completion of the special distribution, the share capital of BIPC will comprise of exchangeable shares, class B multiple voting shares and class C non-voting shares. The exchangeable shares and class B shares will control 25% and 75%, respectively, of the aggregate voting rights of the shares of BIPC. The Corporation is expected to hold approximately 29.6% of the exchangeable shares, which would be approximately equivalent to its effective ownership of BIP units, and BIP will own all of the class B shares and class C shares.
BIPC announced on March 10, 2020 that it received conditional approval to list the exchangeable shares on the NYSE and the TSX under the symbol BIPC. Listing of the exchangeable shares on the NYSE and the TSX is subject to BIPC fulfilling all of the requirements of the NYSE and the TSX, respectively. The Special Distribution will be completed on March 31, 2020.
On October 7, 2019, Brookfield Infrastructure Finance ULC issued C$500 million of medium-term notes maturing October 9, 2029 with a coupon of 3.4%. Net proceeds were used to early redeem C$375 million of medium-term notes maturing October 30, 2020.
On October 7, 2019, and October 21, 2019, BIP acquired a 13% interest in Ramones II Norte and an 11% interest in Ramones II Sur, respectively, for approximately $140 million. Collectively, these are the regulated natural gas transmission businesses in Mexico.
In November 2019, BIP completed the sale of 100% of its interest in its district energy and distribution business in Australia for approximately $275 million.
On November 13, 2019, BIP completed the sale of 100% of its interest in the Carlsbad plant of its California water desalination business for $22 million.

Brookfield Asset Management Inc. - 2019 Annual Information Form    9

On December 16, 2019, BIP alongside its institutional partners, agreed to acquire a 10% stake in a telecom tower company in India from Reliance Industrial Investments and Holdings Limited, for total consideration of $3.7 billion (BIP’s share of equity, approximately $375 million). Closing of the transaction is subject to certain closing conditions and regulatory approvals.
On December 19, 2019, BIP agreed to sell its 11% interest in a Texas electricity transmission operation for total consideration of approximately $65 million. The transaction is expected to close in mid-2020, subject to the satisfaction of customary closing conditions.
On December 19, 2019, BIP alongside its institutional partners, acquired an effective 25% interest in a U.K. telecommunications infrastructure operation, Wireless Infrastructure Group, for total consideration of approximately $140 million.
On December 23, 2019, BIP, alongside its institutional partners, agreed to acquire an approximate interest of 29% in Cincinnati Bell in a transaction valued at a total of $2.6 billion, including debt. Following further correspondence with Cincinnati Bell and its advisors in response to competing offers received by Cincinnati Bell, it was announced on March 12, 2020 that Cincinnati Bell’s board of directors determined that a new binding offer from Macquarie Infrastructure and Real Assets Inc. valuing the company at $2.9 billion was superior to our transaction. BIP and its institutional partners have determined not to exercise the right to match this new binding offer under our agreement and instead will cease pursuing the transaction, but will receive a termination fee of approximately $25 million as a result.
On December 30, 2019, BIP alongside its institutional partners, acquired an effective 9% interest in U.S.-listed railroad operator Genesee & Wyoming Inc. in a take-private transaction for approximately $500 million.
On December 31, 2019, BIP alongside its institutional partners, acquired an effective 29% interest in the federally regulated portion of Enbridge Inc’s Western Canadian natural gas gathering and processing business for approximately $500 million.
2018 Activity
Our Infrastructure segment generated FFO of $602 million during the year, representing an increase of $257 million compared to the prior year. This increase is due to initial contributions from recently acquired investments and organic growth from existing operations, as well as realized disposition gains of $244 million relating to the sale of BIP’s Chilean electricity transmission business during the first quarter.
On March 15, 2018, BIP completed the sale of its 27.8% interest in a Chilean electricity transmission operation to a third party for gross proceeds of $1.3 billion and net proceeds of $1.1 billion.
On May 15, 2018, BIP’s Brazilian regulated gas transmission business completed the issuance of $1.5 billion five-year senior notes in the local market at a rate of 7.1% at the time of issuance. The proceeds of approximately $440 million were distributed to BIP.
On July 4, 2018, BIP alongside institutional partners agreed to acquire Enbridge Inc.’s Western Canadian natural gas gathering and processing business for total consideration of $3.3 billion (BIP’s share of equity, approximately $540 million). The facilities subject to provincial regulation reached financial close in October 2018 and the facilities subject to federal regulation closed in December 2019. Under BIP’s ownership, the business was renamed NorthRiver Midstream Inc.
On October 16, 2018, BIP alongside institutional partners (the “Enercare consortium”) acquired an effective 30% interest in Enercare Inc., a North American residential energy infrastructure business, for total consideration of $723 million (Enercare consortium total of $2.4 billion). The acquisition was funded through cash consideration of $491 million (Enercare consortium total of $2.2 billion) and $232 million of exchangeable units issued by a subsidiary of BIP (“Exchange LP”) (5.7 million units issued by Exchange LP).
On December 31, 2018, BIP alongside institutional partners (the “Evoque consortium”) acquired an effective 29% interest in AT&T Inc.’s large-scale, multi-tenant data center portfolio for approximately $163 million (Evoque consortium total of $577 million).
2017 Activity
Our Infrastructure segment generated FFO of approximately $345 million during the year, representing a decrease of approximately $29 million due to the absence of disposition gains in the current year, while the prior year’s results included $95 million of these gains. Discounting disposition gains/losses, FFO from BIP’s infrastructure business increased by $66 million primarily as a result of acquisitions completed in the year as well as organic growth throughout BIP’s portfolio as a result of increased volumes and tariffs.
On April 4, 2017, BIP alongside institutional partners acquired a 90% controlling interest in NTS, a system of natural gas transmission assets in southeast Brazil, from Petróleo Brasileiro S.A. for $5.3 billion.
On September 15, 2017, BIP issued 16,628,000 units at an offering price of $42.10 per unit in public offerings in the United States and Canada. In a concurrent private placement, Brookfield acquired 7,423,000 redeemable partnership units at the offering price net of commissions. Gross proceeds from this equity offering totaled approximately $1 billion ($972 million net of issuance costs). Net proceeds were used primarily to fund future investment opportunities and to deploy BIP’s backlog of organic growth projects.

10Brookfield Asset Management Inc. - 2019 Annual Information Form

On November 17, 2017, BIP agreed to acquire alongside institutional partners 59.1% of Gas Natural SDG, S.A.’s equity interest in its Columbian natural gas distribution and commercialization business for approximately €482 million. Completion of this transaction is subject to certain closing conditions and regulatory approvals.
Private Equity and Other
This includes activities within our private equity, residential development and service activities businesses.
2020 Activity - to date
On January 31, 2020, BBU alongside institutional partners acquired a 45% interest in Brand Industrial Services (“BrandSafway”) from Clayton, Dubilier & Rice (“CD&R”) for $1.3 billion of equity. CD&R will continue to own 45% of BrandSafway, with the BrandSafway management team continuing to own a minority interest in the business.
2019 Activity
Our Private Equity segment generated FFO of approximately $844 million during the year, representing an increase of approximately $49 million from the prior year. FFO increased as a result of contributions from the acquisition of Clarios International (“Clarios”) and Healthscope Limited (“Healthscope”) during the year, as well as a full year contribution from Westinghouse Electric Company, LLC (“Westinghouse”). The increase was partially offset by the absence of contributions from businesses sold during the year and compared with 2018.
On May 31, 2019, BBU alongside institutional partners sold its 100% ownership interest in BGIS, a leading global provider of facilities management services, to CCMP Capital Advisors, LP for approximately $1 billion.
On June 6, 2019, BBU alongside institutional partners acquired 100% of Healthscope the second largest private hospital operator in Australia and the largest pathology services provider in New Zealand, in a take-private transaction of an Australian Stock Exchange listed company for A$5.7 billion ($4.1 billion).
On June 28, 2019, BBU completed a public offering of 8,760,000 limited partnership units at a price of $39.40 per unit. In concurrent private placements, OMERS, the defined benefit pension plan for municipal employees in the Province of Ontario (Canada) (“OMERS”), purchased an additional 5,077,000 limited partnership units of BBU, and the Corporation purchased an additional 6,661,000 redeemable-exchangeable units of BBU’s holding limited partnership. On July 24, 2019, BBU sold an additional 1,070,000 limited partnership units through the exercise of an over-allotment option. The aggregate gross proceeds from the offering and concurrent private placements were approximately $837 million and resulted in the Corporation’s ownership of BBU being reduced from 68% to approximately 63%, where it currently stands.
On April 30, 2019, BBU alongside institutional partners, including Caisse de dépôt et placement du Québec, acquired 100% of Johnson Controls’ Power Solutions business for $13.2 billion. This business, now rebranded as Clarios International, produces batteries for global automakers and aftermarket distributors and retailers for use in nearly all types of vehicles, including hybrid and electrical models.
On December 12, 2019, BBU alongside institutional partners acquired a 57% controlling interest in Genworth MI Canada Inc. (“MIC”), the largest private residential mortgage insurer in Canada, from Genworth Financial, Inc. for approximately C$2.4 billion ($1.8 billion). The remaining 43% interest in MIC is widely held on the TSX.
On December 13, 2019, BBU alongside institutional partners sold an 81% controlling interest in North American Palladium Inc. (“NAP”), a Canadian mining company and the only pure-play palladium producer in the world, to Impala Platinum Holdings Limited (“Implats”) for approximately $570 million. The agreement was part of a broader transaction whereby Implats also acquired the remaining 19% of NAP’s issued and outstanding shares not owned by us.
2018 Activity
Our Private Equity segment generated FFO of approximately $795 million during the year, representing an increase of $462 million from the prior year. Results during the year included the recognition of performance fees paid of $278 million. Excluding the impact of performance fees paid, FFO increased primarily from continued strong pricing in our industrial operations, disposition gains associated with the sale of Quadrant Energy, and improved pricing at Norbord Inc. (“Norbord”), one of the world’s largest producers of oriented strand board in which we own an approximate 43% interest.
On January 23, 2018, together with institutional partners and Great Canadian Gaming Corporation, BBU entered into a long-term services agreement with the Ontario Lottery and Gaming Corporation to operate certain entertainment facilities in the Greater Toronto Area.

Brookfield Asset Management Inc. - 2019 Annual Information Form    11

On April 18, 2018, BBU together with institutional partners completed an initial public offering of common shares of GrafTech International, Ltd. (“GrafTech”) on the NYSE under the ticker symbol “EAF”. GrafTech is a leading global manufacturer of graphite electrodes used in the production of steel that BBU took private in 2015. BBU and its institutional partners generated gross proceeds of $525 million from the initial public offering currently own approximately 74% of GrafTech.
On May 15, 2018, BBU alongside institutional partners acquired a 75% controlling interest in Schoeller Allibert Group B.V., a European manufacturer of returnable plastic packaging systems, for €205 million.
On August 1, 2018, BBU alongside institutional partners acquired 100% of Westinghouse for $3.8 billion.
On November 26, 2018, BBU together with institutional partners sold Quadrant Energy, an Australian oil and gas exploration and production company, to Santos Limited, a large Australian independent oil and gas producer, for $2.15 billion.
2017 Activity
Our Private Equity segment generated FFO of approximately $367 million during the year, representing a decrease of $25 million from the prior year. Results during the year include the recognition of performance fees of $142 million. Excluding the impact of performance fees paid, FFO increased from improved pricing in BBU’s industrial operations and recent acquisitions, partially offset by lower construction margin.
On April 25, 2017, BBU alongside institutional partners acquired a 70% controlling interest in BRK Ambiental, Brazil’s largest private water collection, treatment and distribution company, for $768 million.
On July 17, 2017, BBU alongside institutional partners acquired Loblaw Companies Limited’s Canadian gas station operations for approximately C$540 million.
On September 25, 2017, BBU alongside institutional partners acquired a 60% stake in Teekay Offshore Partners L.P. (“Teekay”), a marine energy services business, for approximately $750 million. BBU and its institutional partners have since acquired an additional ownership interest and currently own 99% of the business, which was rebranded as Altera Infrastructure L.P. in March 2020.
On September 26, 2017, BBU completed a public offering of 6,670,000 limited partnership units at a price of $30.00 per unit. In concurrent private placements, OMERS purchased an additional 5,077,000 limited partnership units of BBU and the Corporation purchased an additional 6,945,000 redeemable-exchangeable units of BBU’s holding limited partnership. On October 26, 2017, BBU sold an additional 1,000,500 limited partnership units through the exercise of an over-allotment option. The aggregate gross proceeds from the offering and concurrent private placements were approximately $630 million and resulted in the Corporation’s ownership of BBU being reduced from 75% to approximately 68%. The Corporation currently owns approximately 63% of BBU.
Corporate
2020 Activity - to date
On February 13, 2020, the Corporation announced a three-for-two stock split. The split will be implemented by way of a stock dividend whereby shareholders will receive one-half of the Corporation’s Class A Share for each Class A and Class B Share held (i.e. one additional share for every two shares held). The stock dividend will be payable on April 1, 2020 to shareholders of record at the close of business on February 28, 2020.
On February 21, 2020, the Corporation closed a $600 million note offering with a coupon of 3.45%, issued at a price equal to 99.058% of their face value for an effective yield of 3.501%. Part of the note issuance was used to redeem a C$350 million 5.30% notes due March 1, 2021.
2019 Activity
On May 21, 2019, the Corporation announced the TSX approval of a normal course issuer bid to purchase up to 82.5 million Class A Shares, representing at the time approximately 10% of the public float of Class A Shares, through open market purchases on the NYSE and TSX. Under the bid, which commenced on May 24, 2019 and is set to expire on May 23, 2020, the Corporation has, as of March 23, 2020, purchased 6,394,165 Class A Shares at an average price of $55.85.
On August 16, 2019, the Corporation announced the TSX approval of a normal course issuer bid to purchase up to 10% of the public float of each series of the Corporation’s outstanding Class A Preference Shares that are listed on the TSX, through open market purchases on the TSX. Under the bid, which commenced on August 20, 2019 and is set to expire on August 19, 2020, the Corporation has not purchased any Class A Preference Shares as of the date of this Annual Information Form.

12Brookfield Asset Management Inc. - 2019 Annual Information Form

2018 Activity
On May 18, 2018, the Corporation announced the TSX approval of a normal course issuer bid to purchase up to 82.3 million Class A Shares, representing at the time approximately 10% of the public float of Class A Shares, through open market purchases on the NYSE and TSX. Under the bid, which commenced on May 24, 2018 and expired on May 23, 2019, the Corporation purchased 5,139,491 Class A Shares at an average price of $41.88.
On August 15, 2018, the Corporation announced the TSX approval of a normal course issuer bid to purchase up to 10% of the public float of each series of the Corporation’s outstanding Class A Preference Shares that are listed on the TSX, through open market purchases on the TSX. Under the bid, which commenced on August 20, 2018 and expired on August 19, 2019, the Corporation purchased 7,415 Class A Preference Shares, Series 2 at an average price of C$13.79, 4,090 Class A Preference Shares, Series 4 at an average price of C$13.68, 3,400 Class A Preference Shares, Series 8 at an average price of C$19.54, 3,134 Class A Preference Shares, Series 9 at an average price of C$18.92, 7,604 Class A Preference Shares, Series 13 at an average price of C$13.85, 110,552 Class A Preference Shares, Series 17 at an average price of C$20.45, 99,409 Class A Preference Shares, Series 18 at an average price of C$20.42, 115,356 Class A Preference Shares, Series 24 at an average price of C$18.29, 4,000 Class A Preference Shares, Series 25 at an average price of C$16.96, 132,420 Class A Preference Shares, Series 26 at an average price of C$18.22, 125,460 Class A Preference Shares, Series 28 at an average price of C$16.59, 146,960 Class A Preference Shares, Series 30 at an average price of C$22.58, 232,269 Class A Preference Shares, Series 32 at an average price of C$22.94, 101,154 Class A Preference Shares, Series 34 at an average price of C$20.99, 106,115 Class A Preference Shares, Series 36 at an average price of C$20.90, 118,992 Class A Preference Shares, Series 37 at an average price of C$21.21, 93,868 Class A Preference Shares, Series 38 at an average price of C$20.29, 158,975 Class A Preference Shares, Series 40 at an average price of C$21.68, 112,500 Class A Preference Shares, Series 42 at an average price of C$21.39, 113,260 Class A Preference Shares, Series 44 at an average price of C$25.71, 154,993 Class A Preference Shares, Series 46 at an average price of C$25.44 and 114,028 Class A Preference Shares, Series 48 at an average price of C$24.44.
2017 Activity
On May 19, 2017, the Corporation announced the TSX approval of a normal course issuer bid to purchase up to 82.9 million Class A Shares, representing at the time approximately 10% of the public float of Class A Shares, through open market purchases on the NYSE and TSX. Under the bid, which commenced on May 24, 2017 and expired on May 23, 2018, the Corporation purchased 6,123,064 Class A Shares at an average price of $40.57.
On August 16, 2017, the Corporation announced the TSX approval of a normal course issuer bid to purchase up to 10% of the public float of each series of the Corporation’s outstanding Class A Preference Shares that are listed on the TSX, through open market purchases on the TSX. Under the bid, which commenced on August 18, 2017 and expired on August 17, 2018, the Corporation purchased 34,986 Class A Preference Shares, Series 28 at an average price of C$17.59, 2,587 Class A Preference Shares, Series 30 at an average price of C$24.50, 30,625 Class A Preference Shares, Series 44 at an average price of C$26.31 and 104,210 Class A Preference Shares, Series 46 at an average price of C$26.14.

Brookfield Asset Management Inc. - 2019 Annual Information Form    13

BUSINESS OF THE CORPORATION
Our Business
We are a leading global alternative asset manager with a 120-year history and over $540 billion of assets under management across a broad portfolio of real estate, infrastructure, renewable power, private equity and credit assets. Our $290 billion in fee-bearing capital is invested on behalf of some of the world’s largest institutional investors, sovereign wealth funds and pension plans, along with thousands of individuals.
We provide a diverse product mix of flagship private funds and dedicated public vehicles, which allow investors to invest in our five key asset classes and participate in the strong performance of the underlying portfolio. We invest in a disciplined manner, targeting 12-15% returns with strong downside protection, allowing our investors and their stakeholders to meet their goals and protect their financial futures.

✓	Investment focus
We predominantly invest in real assets across real estate, infrastructure, renewable power and private equity, and hold a significant investment in Oaktree Capital Management (“Oaktree”), which is a leading global alternative investment management firm with an expertise in credit.

✓	Diverse products offering
We offer public and private vehicles to invest across a number of product lines, including core, value-add, opportunistic and credit in both closed-end and perpetual vehicles.

✓	Focused investment strategies
We invest where we can bring our competitive advantages to bear, such as our strong capabilities as an owner-operator, our large-scale capital and our global reach.

✓	Disciplined financing approach
We employ leverage in a prudent manner to enhance returns while preserving capital throughout business cycles. Underlying investments are typically funded on a standalone, non-recourse, basis, providing a stable capitalization, with the vast majority of these borrowings done at investment-grade levels. Only 5% of the total leverage reported in our consolidated financial statements has recourse to the Corporation.
In addition, we maintain significant invested capital on the Corporation’s balance sheet where we invest alongside our investors. This capital generates annual cash flows that enhance the returns we earn as an asset manager, creates a strong alignment of interest, and allows us to bring the following strengths to bear on all our investments.

1.	Large-scale capital
We have over $540 billion in assets under management and $290 billion in fee-bearing capital.

2.	Operating expertise
We have approximately 150,000 operating employees worldwide who maximize value and cash flows from our operations.

3.	Global presence
We operate in more than 30 countries around the world.
Our financial returns are represented by the combination of the earnings of our asset manager as well as capital appreciation and distributions from our invested capital. Our primary performance measure is FFO which we use to evaluate the performance of our segments.
Principal Business Activities
Our operations are organized into our asset management business, five operating groups and our corporate activities, which collectively represent seven operating segments for internal and external reporting purposes. We measure operating performance primarily using FFO generated by each operating segment and the amount of capital invested by the Corporation in each segment using common equity. Common equity relates to invested capital allocated to a particular business segment which we use interchangeably with segment common equity. To further assess operating performance for our Asset Management segment we also provide unrealized carried interest which represents carried interest generated on unrealized changes in value of our private fund investment portfolios.

14Brookfield Asset Management Inc. - 2019 Annual Information Form

Our operating segments are global in scope and are as follows:

i.
Asset management operations include managing our listed partnerships, private funds and public securities on behalf of our investors and ourselves, as well as our share of the asset management activities of Oaktree. We generate contractual base management fees for these activities as well as incentive distributions and performance income, including performance fees, transaction fees and carried interest.

ii.	Real estate operations include the ownership, operation and development of core office, core retail, LP investments and other properties.

iii.	Renewable power operations include the ownership, operation and development of hydroelectric, wind, solar, storage and other power generating facilities.

iv.	Infrastructure operations include the ownership, operation and development of utilities, transport, energy, data infrastructure and sustainable resource assets.

v.	Private equity operations include a broad range of industries, and are mostly focused on business services, infrastructure services and industrials.

vi.	Residential development operations consist of homebuilding, condominium development and land development.

vii.
Corporate activities include the investment of cash and financial assets, as well as the management of our corporate leverage, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of our operating segments and allocated to each operating segment based on an internal pricing framework.

In assessing results, we separately identify the portion of FFO and common equity within our segments that relate to our primary listed partnerships: BPY, BEP, BIP and BBU. We believe that identifying the FFO and common equity attributable to our listed partnerships enables investors to understand how the results of these public entities are integrated into our financial results and is helpful in analyzing variances in FFO between reporting periods. Additional information with respect to these listed partnerships is available in their public filings. We also separately identify the components of our asset management FFO and realized disposition gains included within the FFO of each segment in order to facilitate analysis of variances in FFO between reporting periods.
Asset Management
Business Overview

•
We manage $290 billion of fee-bearing capital, including $86 billion in long-term private funds, $79 billion in perpetual strategies, $110 billion in funds managed by Oaktree and $15 billion within our public securities group. We earn recurring long-term fee revenues from this fee-bearing capital, in the form of:

–
Long-term, diversified base management fee revenues from third-party capital in our closed-end funds and perpetual fee revenues based on the total capitalization of our perpetual listed vehicles and net asset value of our perpetual private funds;

–	Incentive distributions from BIP, BEP and BPY, all of which have exceeded pre-determined thresholds; and

–	Performance fees, linked to the unit price performance of BBU, and other transaction and advisory fees.

•
Included within our private fund fee-bearing capital is $120 billion of carry eligible capital. We earn carried interest from this capital when fund performance achieves its preferred return, allowing us to receive a portion of fund profits returned to investors. We recognize this carried interest once it is no longer subject to clawback.

Operations
Long-Term Private Funds ($86 billion of fee-bearing capital)

•
We manage our fee-bearing capital through 40 active private funds across our major asset classes: real estate, infrastructure/renewable power, private equity and credit. These funds include co-investment, value-add and opportunistic closed-end funds which are primarily invested in the equity of private companies, or in certain cases, publicly traded equities.

•
We refer to our largest long-term private fund series as our flagship funds. We have flagship funds within each of our major asset classes: Real Estate (BSREP series), Infrastructure (BIF series, which includes infrastructure and renewable power investments) and Private Equity (BCP series).

Brookfield Asset Management Inc. - 2019 Annual Information Form    15

•	Closed-end private fund capital is typically committed for 10 years from the inception of the fund with two one-year extension options.

•
We are compensated for managing these private funds through base management fees, which are generally determined on committed capital during the investment period and invested capital thereafter. We are entitled to receive carried interest on these funds, which represents a portion of total fund profits if the fund performance exceeds the preferred return to investors.

Perpetual Strategies ($79 billion of fee-bearing capital)

•	We manage fee-bearing capital through publicly listed perpetual capital entities, including BPY, BEP, BIP, BBU and TERP, along with core, core plus and credit perpetual private funds.

•	Perpetual private funds are able to continually raise capital as new investments arise.

•
We are compensated for managing our publicly listed perpetual capital entities through (i) base management fees, which are primarily determined by the market capitalization of these entities; and (ii) incentive distributions or performance fees.

•
Incentive distributions for BPY, BEP, BIP and TERP are a portion of the increases in distributions above predetermined hurdles. Performance fees for BBU are based on increases in the unit price of BBU above a high-water mark threshold.

Oaktree ($110 billion of fee-bearing capital)

•	Oaktree continues to operate and manage their respective investment business, earning management fees on fee-bearing capital within their long-term closed-end, open-end and evergreen funds.

•
Long-term private funds, which have an investment period generally ranging from three to five years from inception of the fund, typically pay management fees based on committed capital, drawn capital, gross assets, net asset value (“NAV”) or cost basis during the investment period.

•
Perpetual strategies, which include open-end funds that do not have an investment period and do not distribute proceeds of realized investments to clients, and evergreen funds, which invests in marketable securities, private debt and equity on a long or short-term basis, generally without distributing proceeds of realized investments to clients. Perpetual strategies typically pay management fees based on NAV.

Public Securities ($15 billion of fee-bearing capital)

•	We manage our fee-bearing capital through numerous funds and separately managed accounts, focused on fixed income and equity securities.

•	We act as advisor and sub-advisor, earning both base and performance fees.
Real Estate
Business Overview

•
We own and operate real estate assets primarily through a 55% (51% fully diluted) economic ownership interest in BPY, a 28% interest in a portfolio of operating and development assets in New York and an 18% direct interest in our third flagship real estate fund, BSREP III.

•	BPY is listed on the Nasdaq and TSX and had a market capitalization of $18.6 billion as at December 31, 2019.

•	BPY owns real estate assets directly as well as through private funds that we manage.
Operations
Core Office

•	We own interests in and operate commercial office assets in gateway markets around the globe, consisting of 136 premier properties totaling 93 million square feet of office space.

•	The properties are located primarily in the world’s leading commercial markets such as New York City, London, Los Angeles, Washington, D.C., Toronto, Berlin, Sydney and Sao Paulo.

•	We also develop properties on a selective basis; active development and redevelopment projects consist of nine office, seven multifamily and one hotel site, totaling nearly 12 million square feet.

16Brookfield Asset Management Inc. - 2019 Annual Information Form

Core Retail

•	On August 28, 2018, BPY completed the privatization of GGP, previously a 34%-owned equity accounted investment, and began consolidating its results.

•	We own interests in and operate 122 best-in-class malls and urban retail properties in the U.S., totaling 120 million square feet.

•	Our portfolio consists of 100 of the top 500 malls in the U.S.

•	Our retail mall portfolio has a redevelopment pipeline that exceeds $1 billion of redevelopment costs on a proportionate basis.
LP Investments

•
We own and operate global portfolios of real estate investments through our opportunistic real estate funds, which are targeted to achieve higher returns than our core office and core retail portfolios.

•
Our LP investment business strategy is to acquire high quality assets at a discount to replacement cost or intrinsic value, to execute clearly defined strategies for operational improvement and to achieve opportunistic returns through net operating income (“NOI”) growth and realized gains on exit.

•
Our LP investments portfolios consist of high-quality assets with operational upside across the multifamily, triple net lease, hospitality, office, retail, mixed-use, self-storage, manufactured housing and student housing sectors.

Other Real Estate Investments

•
We own direct interests in BSREP III, which is our third flagship real estate fund, a portfolio of operating and development assets in New York acquired in the third quarter of 2018 and a portfolio of residential and multifamily properties.

Renewable Power
Business Overview

•	We own and operate renewable power assets primarily through a 61% ownership interest in BEP, which is listed on the NYSE and TSX and had a market capitalization of $14.5 billion at December 31, 2019.

•	BEP owns one of the world’s largest publicly traded renewable power portfolios.
Operations
Hydroelectric

•
We own, operate and invest in 219 hydroelectric generating stations on 82 river systems in North America, Brazil and Colombia. Our hydroelectric operations have 7,924 MW of installed capacity and long-term average (“LTA”) generation of 19,661 gigawatt hours (“GWh”) on a proportionate basis.

Wind

•	Our wind operations include 102 wind facilities globally with 4,638 MW of installed capacity and LTA generation of 5,447 GWh on a proportionate basis.
Solar

•	Our solar operations include 4,934 solar facilities globally with 3,033 MW of installed capacity and 1,323 GWh of LTA generation on a proportionate basis.
Storage

•	Our storage operations have 2,698 MW of installed capacity at four pumped storage facilities in North America and Europe.
Energy Contracts

•	We purchase 25% of BEP’s power generated in North America pursuant to a long-term contract at a predetermined price, thereby increasing the stability of BEP’s revenue profile.

•
We sell the power into the open market and also earn ancillary revenues, such as capacity fees and renewable power credits and premiums. This provides us with increased participation in future increases or decreases in power prices.

Brookfield Asset Management Inc. - 2019 Annual Information Form    17

•
Based on LTA, we will purchase approximately 3,600 GWh of power each year. The fixed price that we are required to pay BEP will gradually step down over time resulting in an approximate $20 per megawatt hour reduction by 2026 until the contract expiry in 2046.

Infrastructure
Business Overview

•
We own and operate infrastructure assets primarily through our 30% economic ownership interest in BIP, which is listed on the NYSE and TSX and had a market capitalization of $20.9 billion at December 31, 2019.

•	BIP is one of the largest globally diversified owners and operators of infrastructure in the world.

•	We also have direct investments in sustainable resource operations.
Principal Operations
Utilities

•
Our regulated transmission business includes approximately 2,700 km of natural gas pipelines and approximately 2,200 km of transmission lines in North and South America, and approximately 3,600 km of greenfield electricity transmission under development in South America.

•	We own and operate approximately 6.6 million connections, predominantly electricity and natural gas connections, and approximately 1.3 million smart meters in our regulated distribution business.

•	These businesses typically generate long-term returns on a regulated or contractual asset base which increase with capital we invest to upgrade and/or expand our systems.
Transport

•
We operate approximately 22,000 km of railroad track in North America and Europe, approximately 5,500 km of railroad track in Western Australia and approximately 4,800 km of railroad track in South America.

•	Our toll road operations include approximately 4,000 km of motorways in Brazil, Chile, Peru and India.

•	Our ports operations include 13 terminals in North America, the U.K., and Australia.

•
These operations are comprised of networks that provide transportation for freight, bulk commodities and passengers, for which we are paid an access fee. This includes businesses with price ceilings as a result of regulation, such as our rail and toll road operations, as well as unregulated businesses, such as our ports.

Energy

•	We own and operate approximately 16,500 km of natural gas transmission pipelines, primarily in the U.S., and 600 billion cubic feet of natural gas storage in the U.S. and Canada.

•
In our district energy business we deliver approximately 3.2 million pounds per hour of heating and 305,000 tons of cooling capacity, and provide residential energy infrastructure services to ~1.6 million customers in the U.S. and Canada.

•
These operations are comprised of businesses, typically unregulated or subject to price ceilings, that provide energy transmission and storage services, with profitability based on the volume and price achieved for the provision of these services.

Data Infrastructure

•
We own and operate approximately 7,000 multi-purpose communication towers and active rooftop sites in France and over 10,000 km of fiber backbone in France and Brazil. In addition, we own approximately 1,600 cell sites and 10,000 km of fiber optic cable in New Zealand as well as approximately 2,100 active telecom towers and 70 distributed antenna systems primarily located in the U.K.

•	In our data storage business, we manage 51 data centers with approximately 1.6 million square feet of raised floors and 176 MW of critical load capacity.

•	These businesses provide essential services and critical infrastructure to media broadcasting and telecom sectors and are secured by long-term inflation-linked contracts.

18Brookfield Asset Management Inc. - 2019 Annual Information Form

Private Equity and Other
Business Overview

•	We own and operate private equity assets primarily through our 63% interest in BBU. BBU is listed on the NYSE and TSX and had a market capitalization of $6.2 billion at December 31, 2019.

•	BBU focuses on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs.

•	We also own certain businesses directly, including a 42% interest in Norbord which is one of the world’s largest producers of oriented strand board (“OSB”).
Operations
Business Services

•
We own and operate a road fuel distribution and marketing business with significant import and storage infrastructure and provide services to residential real estate brokers through franchise arrangements under a number of brands in Canada.

•
We provide contracting services with a focus on high-quality construction of large-scale and complex landmark buildings and social infrastructure. Construction projects are generally delivered through contracts, whereby we take responsibility for design, program, procurement and construction at a defined price.

•	Healthscope operates or manages a network of acute, psychiatric and rehabilitation and extended care facilities in Australia.

•	MIC, which is the largest private sector residential mortgage insurer in Canada, provides mortgage default insurance to Canadian residential mortgage lenders.

•	Our Brazilian fleet management business is one of the leading providers in the country of heavy equipment and light vehicle leasing with value-added services.

•	Other operations in our business services include entertainment facilities in the Greater Toronto Area and other financial advisory, logistics and wireless broadband services.
Infrastructure Services

•
We are the leading provider of services to the global power generation industry, though our investment in Westinghouse, which includes providing original equipment or technology for approximately 50% of global nuclear capacity and servicing two thirds of the world’s nuclear reactors.

•	We also provide services to the offshore oil production industry, through our investment in Teekay, operating in the North Sea, Canada and Brazil.
Industrials

•	Our industrial portfolio is comprised of capital-intensive businesses with significant barriers to entry that require technical operating expertise.

•	We own Clarios, which supplies more than one third of the world’s automotive batteries.

•	We own a water distribution, collection and treatment business, which operates through long-term concessions and public-private partnerships, and services 15 million customers in Brazil.

•	We own and operate a leading manufacturer of a broad range of high quality graphite electrodes, GrafTech and a manufacturer of returnable plastics packaging.

•	We also own and operate a natural gas exploration and production business, and a contract drilling and well servicing business in western Canada.
Residential
Business Overview

•	Our residential development businesses operate predominantly in North America and Brazil.

•	Our North American business is conducted through Brookfield Residential Properties Inc., is active in 12 principal markets in Canada and the U.S. and controls over 87,000 lots.

Brookfield Asset Management Inc. - 2019 Annual Information Form    19

•
Our Brazilian business includes construction, sales and marketing of a broad range of residential and commercial office units, with a primary focus on middle income residential units in Brazil’s largest markets of São Paulo and Rio de Janeiro.

Corporate Activities
Business Overview

•
Our corporate activities provide support to the overall business, including both our asset management franchise and our invested capital. These activities include the development, and seeding, of new fund strategies, supporting the growth in our listed partnerships, and providing liquidity to the organization, when needed. In addition, we will make direct investments on an opportunistic basis.

•	We also hold cash and financial assets as part of our liquidity management operations and enter into financial contracts to manage residual foreign exchange and other risks, as appropriate.
Financing Strategy
We manage our liquidity and capitalization on a group-wide basis; however it is organized into three principal tiers:

i)	The Corporation:

•	Strong levels of liquidity are maintained to support growth and ongoing operations.

•	Capitalization consists of a large common equity base, supplemented with perpetual preferred shares, long-dated corporate bonds and, from time to time, draws on our corporate credit facilities.

•	Negligible guarantees are provided on the financial obligations of listed partnerships and managed funds.

•	High levels of cash flows are available after common share dividends.

ii)	Our listed partnerships (BPY, BEP, BIP and BBU):

•	Strong levels of liquidity are maintained at each of the listed partnerships to support their growth and ongoing operations.

•	Listed partnerships are intended to be self-funding with stable capitalization through market cycles.

•	Financial obligations have no recourse to the Corporation.

iii)	Managed funds, or investments, either held directly or within listed partnerships:

•	Each underlying investment is typically funded on a standalone basis.

•	Fund level borrowings are generally limited to subscription facilities backed by the capital commitments to the fund.

•	Financial obligations have no recourse to the Corporation.
The following are key elements of our capital strategy:

•
Maintain significant liquidity at the corporate level, primarily in the form of cash, financial assets and undrawn credit lines. Ensure our listed partnerships can finance their operations on a standalone basis without recourse to or reliance on the Corporation.

•
Structure our borrowings, which are predominantly at the asset or portfolio company level, and other financial obligations to provide a stable capitalization at levels that are attractive to investors, are sustainable on a long-term basis and can withstand business cycles.

•
The vast majority of this debt is at investment-grade levels, however, periodically, we may borrow at sub-investment grade levels in certain parts of our business where the borrowings are carefully structured and monitored.

•	Provide recourse only to the specific businesses or assets being financed, without cross-collateralization or parental guarantees.

•	Match the duration of our debt to the underlying leases or contracts and match the currency of our debt to that of the assets such that our remaining exposure is on the net equity of the investment.

20Brookfield Asset Management Inc. - 2019 Annual Information Form

Operating Capabilities
Operating Expertise
We have approximately 150,000 operating employees worldwide who are instrumental in maximizing the value and cash flows from our operations.
We believe that real operating experience is essential in maximizing efficiency and productivity – and ultimately, returns. We do this by maintaining a culture of long-term focus, alignment of interest and collaboration through the people we hire and our operating philosophy. This in-house operating expertise developed through our heritage as an owner-operator is invaluable in underwriting acquisitions and executing value-creating development and capital projects.
Raise Capital
As an asset manager, the starting point is forming new funds and other investment products to which investors are willing to commit capital. This in turn will provide us with capital to invest and the opportunity to earn base management fees, incentive distributions and performance-based returns such as carried interest. Accordingly, we create value by increasing the amount of fee-bearing capital and by achieving strong investment performance that leads to increased cash flows and asset values.
Identify and Acquire High-Quality Assets
We follow a value-based approach to investing and allocating capital. We believe our disciplined approach, global reach and our expertise in recapitalizations and operational turnarounds enable us to identify a wide range of potential opportunities, some of which are challenging for others to pursue, and allow us to invest at attractive valuations and generate superior risk-adjusted returns. We also have considerable expertise in executing large development and capital projects, providing additional opportunities to deploy capital.
Secure Long-Term Financing
We finance our operations predominantly on a long-term, investment-grade basis, and most of our capital consists of equity and standalone asset-by-asset financing with minimal recourse to other parts of the organization. We utilize relatively modest levels of corporate debt to provide operational flexibility and optimize returns. This provides us with considerable stability, improves our ability to withstand financial downturns and enables our management teams to focus on operations and other growth initiatives.
Enhance Value and Cash Flows Through Operating Expertise
Our operating capabilities enable us to increase the value of the assets within our businesses and the cash flows they produce, and they protect capital better in adverse conditions. Our operating expertise, development capabilities and effective financing can help ensure that an investment’s full value creation potential is realized by optimizing operations and development projects. We believe this is one of our most important competitive advantages as an asset manager.
Realize Capital from Asset Sale or Refinancings
We actively monitor opportunities to sell or refinance assets to generate proceeds that we return to investors in the case of limited life funds and redeploy to enhance returns in the case of perpetual entities. In many cases, returning capital from private funds completes the investment process locking in investor returns and giving rise to performance income.
Our Operating Cycle Leads to Value Creation
We create value from earning robust returns on our investments that compound over time and grow our fee-bearing capital. By generating value for our investors and shareholders, we increase fees and carried interest received in our asset management business and grow cash flows that compound value in our invested capital.
Risk Management
Our Approach

Focus on Risk Culture Maintain an effective risk culture that aligns our business strategy and activities with our risk appetite	Shared Execution Business and functional groups are primarily responsible for identifying and managing risks within their business	Oversight & Coordination Consistent approach and practices across business and functional groups, with coordinated management of common risks

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Managing risk is an integral part of our business. We have a well-established and disciplined risk management approach that is based on clear operating methods and a strong risk culture. Brookfield’s risk management program emphasizes the proactive management of risks, ensuring that we have the necessary capacity and resilience to respond to changing environments by evaluating both current and emerging risks. We have implemented a risk management framework and methodology that is designed to enable comprehensive and consistent management of risk across the organization.
We use a thorough and integrated risk assessment process to identify and evaluate risk areas across the business such as human capital, climate change, foreign exchange and other strategic, financial, regulatory and operational risks. Management and mitigation approaches and practices are tailored to the specific risk areas and executed by business and functional groups for their businesses, with appropriate coordination and oversight through monitoring and reporting processes.
Employees
We have approximately 1,000 investment professionals and 150,000 operating employees in more than 30 countries around the world.

22Brookfield Asset Management Inc. - 2019 Annual Information Form

CODE OF BUSINESS CONDUCT AND ETHICS
We have a Code of Business Conduct and Ethics (the “Code”) that sets out the expected conduct of our directors, officers and employees, and those of the Corporation’s subsidiaries and controlled affiliates, in relation to honesty, integrity and compliance with all legal and regulatory requirements. The Corporation’s board of directors (the “Board of Directors” or “Board”) approved the Code on March 6, 2020. Copies of the Code are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) at www.sec.gov/edgar, and may also be obtained on our website at www.brookfield.com under “Shareholders/Brookfield Asset Management/Corporate Governance/Governance Documents.”
BUSINESS ENVIRONMENT AND RISKS
Our businesses continuously face certain micro- and macro-economic risks that could adversely impact our financial condition, results of operations and equity value. For information about risk factors related to the Corporation and its businesses, reference is made to the section entitled “Business Environment and Risks” on pages 96 to 114 of our Consolidated Financial Statements and Management Discussion and Analysis of Financial Results for the fiscal year ended December 31, 2019, which pages are incorporated by reference in this Annual Information Form and available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.
ENVIRONMENTAL, SOCIAL AND GOVERNANCE MANAGEMENT
We believe that acting responsibly toward our stakeholders is fundamental to operating a productive, profitable and sustainable business. This is consistent with our philosophy of conducting business with a long-term perspective in a sustainable and ethical manner. Our bottom line is that having robust environmental, social and governance (“ESG”) principles and practices is good business for a wide variety of reasons. Accordingly, we have embedded ESG principles and practices into both our asset management activities and encouraged them at the underlying business operations.
We incorporate ESG factors into our investment decisions, starting with the due diligence of a potential investment through to the exit process. During the initial due diligence phase, we utilize our operating expertise to identify material ESG opportunities or risks relevant to the potential investment and then perform deeper due diligence if required, where we utilize internal experts and, as needed, third-party consultants. All investments made by the Corporation must be approved by our investment committees based on a set of predetermined criteria that evaluate potential risks, mitigants and opportunities. ESG matters are part of this evaluation, including anti-bribery and corruption, health and safety, and other environmental, social and governance considerations.
As part of each acquisition, the investment teams create a tailored integration plan that, among other things, includes material ESG-related matters for review or execution. ESG risks and opportunities are actively managed by the portfolio companies with support from the investment team responsible for the investment. This recognizes the importance of local expertise, which provides valuable insight given the wide range of asset types and locations in which we invest, coupled with the broad Brookfield investment expertise. We believe there is a strong correlation between actively managing these considerations effectively and enhancing investment returns.
With respect to environmental considerations, we believe that our operating businesses are well positioned as the world transitions toward lower carbon and more sustainable economies. Our renewable power business is one of the largest pure-play global owners and operators of hydroelectric, wind and solar generation facilities and is committed to supporting the global transition toward a low-carbon economy; we also benefit by having negligible fossil fuel inputs and enhanced revenues. Further, we are one of the world’s largest owners of real estate; our office and retail portfolios are heavily weighted towards properties that meet high environmental sustainability standards consistent with the expectations of our tenants, which enhances rental revenues and lowers operating costs. Our infrastructure and private equity businesses include a wide variety of businesses, many of which are well positioned to have a positive environmental impact and benefit from our focus on operational efficiency, including energy efficiency.
Health and safety in the workplace forms an integral part of how our businesses are managed. As health and safety risk varies across industry sectors and the nature of operations, we emphasize the importance of having operating businesses directly accountable and responsible for managing and reporting risks within their operations, while Brookfield provides an important level of support. Our focus on health and safety is embedded within all stages of our investment process from due diligence through to the exit process:

•	We target zero serious safety incidents across Brookfield and our operating businesses.

•
Each of our operating businesses is required to adopt established health and safety principles and track key performance indicators (KPIs). Pursuant to this framework, senior executives of each operating business are accountable for health and safety at their respective businesses, and health and safety systems are tailored to company-specific risks and integrated into the management of the business. Health and safety performance is measured, and systems are reviewed regularly to identify areas for improvement.

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•	Health and safety policies and procedures apply not only to employees, but also to contractors and subcontractors, and also take into consideration the protection of the public in general.

•	In addition, our operating businesses provide training programs designed to ensure that employees have the necessary skills to conduct their work safely and efficiently.
Health and safety is embedded in our workplaces and is supported by well-established programs, which are applied across our operating businesses by their respective senior management, who are charged with, and accountable for, all aspects of the management of their individual businesses, including health and safety performance.
Regarding the management of social considerations, we would not be able to operate our businesses without our approximately 150,000 operating employees and 1,900 employees within our asset management operations. Therefore, we are constantly focused on human capital development. We believe that diversity adds significant benefits to a workplace and so we are continuing to introduce measures to increase diversity. Diversity is about having a workplace that reflects a variety of perspectives, but a diverse work environment is not enough. We also are focused on maintaining an inclusive environment—meaning one in which all are encouraged to contribute, enabling the organization as a whole to benefit from different perspectives in order to achieve better business outcomes.
We also recognize that we must be positive contributors to the communities in which we operate and not just an employer. We encourage and support numerous community and philanthropic initiatives across Brookfield, and we believe that these programs have a positive impact not just on the communities but on our many employees that participate.
Finally, we understand that good governance is critical to sustainable business operations. We have developed a comprehensive governance framework across Brookfield. This is greatly assisted by operating through public companies, including the Corporation as well as within the regulatory requirements of a global asset manager. Governance extends to all facets of our activities, including those related to ESG matters. We maintain a committee of senior executives representing each of our major business operations to coordinate ESG initiatives across our business groups, share best practices and encourage a firm-wide effort to constantly improve our activities in these regards. While the Board has always had oversight over ESG matters, ESG management is now formally embedded into the various board and committee mandates to acknowledge these areas as priorities.
2019 Highlights
In 2019, we made progress on a number of initiatives as part of our continued effort to strengthen our ESG practices. With guidance and oversight from our ESG Committee, we initiated an in-depth assessment on the Task Force on Climate-related Financial Disclosures (“TCFD”), enhanced our ESG disclosures and worked to improve internal awareness of the evolving ESG landscape.
Given our continued focus on ensuring that ESG is integrated into our decision-making and investment management processes, subsequent to year end, we became a signatory to the Principles for Responsible Investment (“PRI”). The PRI, one of the world’s leading proponents of ESG practices, aiming to provide a framework for companies to demonstrate and report on how ESG is integrated into the investment process. While we believe that we have always been broadly aligned with the PRI principles, becoming a signatory formalizes our ongoing commitment to ESG best practice.
Oversight and coordination of ESG initiatives are formally governed by the ESG Steering Committee, comprised of the Corporation’s Chief Financial Officer, Chief Operating Officer, Chief Legal Officer and Head of Corporate Operations in addition to the chief operating officers from each of the business groups. The ESG Steering Committee and an ESG working group are responsible for staying abreast of the latest ESG trends, participating in ESG-related industry meetings and coordinating with teams across Brookfield to share best practices. The ESG Steering Committee is the primary decision-making body on all ESG matters and maintains a direct line to the Board of Directors, which provides oversight for the Corporation’s ESG strategy.
In 2019, we began work to align with the recommendations of the TCFD. We initiated this effort by ensuring we have adequate ESG oversight in our governance protocols. We further identified the appropriate board level committee responsible for ESG oversight with a specific focus on evaluating climate-related risks and opportunities. As a result of these efforts, the Board of Directors, primarily through the Governance & Nominating Committee, is now updated at least three times per year on ESG considerations and is responsible for reviewing and approving all material ESG disclosures or reports, including those related to climate risks and opportunities.
We also began to address the recommendations laid out by TCFD’s metrics and targets pillar through undertaking our first greenhouse gas (“GHG”) emissions inventory exercise. We conducted our GHG emissions inventory at the asset manager level, for which the results can be found in our 2018 ESG Report. We are continuing to work towards the implementation of the TCFD recommendations over the next several years, with a focus on climate strategy and risk management and will continue to address the recommendations of the TCFD framework.
Further, as part of the Corporation’s continued effort to enhance our communication with our stakeholder community, we now publish an annual ESG Report, which can be accessed on the Responsibility page of the Corporation’s website. The report details our continued

24Brookfield Asset Management Inc. - 2019 Annual Information Form

progress in key focus areas, including climate change and significant governance issues, and addresses current and future initiatives we are committed to undertaking as part of our broader ESG strategy.
We continue to seek opportunities for improvement based on new developments in the industry and sharing of best practices, while enhancing our communication and reporting strategy.
We have also been active in the sustainable finance market, with total issuance reaching $2.7 billion across green bonds, sustainability-linked debt and green preferred shares, up from $1.4 billion last year. Some of our assets and investments are well-suited for sustainable financing, and we continue to look for opportunities to access capital in this manner.

CORPORATE GOVERNANCE PRACTICES
On behalf of all shareholders, the Board of Directors and management of the Corporation are committed to excellence in corporate governance at all levels of the organization. We believe the Corporation’s directors are well equipped to represent the interests of the Corporation and its shareholders, with an independent chair leading a board that features global business experience, diversity and proven governance skills. We continually strive to ensure that we have sound governance practices to maintain investor confidence. We constantly review our approach to governance in relation to evolving legislation, guidelines and best practices. Our Board of Directors is of the view that our corporate governance policies and practices and our disclosure in this regard are appropriate, effective and consistent with the guidelines established by Canadian and U.S. securities regulators.
Our Board of Directors believes that communication with shareholders is a critical element of good governance and the Board encourages all shareholders to express their views, including by way of an advisory shareholder resolution on executive compensation which is voted on annually by holders of Class A Shares.
The Corporation outlines its commitment to good governance in the Statement of Corporate Governance Practices (the “Statement”) that is published each year in the Corporation’s Management Information Circular (the “Circular”) and mailed to shareholders who request it. The Statement is also available on our website, www.brookfield.com, at “Shareholders/Brookfield Asset Management/Corporate Governance/Governance Documents.”
Shareholders can also access the following documents that outline our approach to governance on our website: the Board of Directors Charter, the Charter of Expectations for Directors, the Charters of the Board’s four Standing Committees (Audit, Governance and Nominating, Management Resources and Compensation and Risk Management), Board Position Descriptions, our Corporate Disclosure Policy and our Code.

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DIRECTORS AND OFFICERS
Directors of the Corporation
The Corporation’s directors are elected annually and hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed. As of the date of this Annual Information Form, the Board is comprised of the 16 directors set forth below. Certain principal information for each of the current directors is included. Each director has been appointed to serve until the Annual Meeting of Shareholders to be held on June 12, 2020 or until his or her successor is elected or appointed.
Directors

Name, Municipality of Residence	Director Since	Principal Occupation

M. ELYSE ALLAN (1) (2) (5) Toronto, Ontario, Canada	2015	Former President and Chief Executive Officer, General Electric Canada Company Inc. and former Vice-President, General Electric Co., a global digital industrial company
JEFFREY M. BLIDNER Toronto, Ontario, Canada	2013	Vice Chair, Brookfield Asset Management Inc.
ANGELA F. BRALY (1) (2) Indianapolis, Indiana, U.S.A.	2015	Former Chair of the Board, President and Chief Executive Officer of WellPoint, Inc. (now known as Anthem, Inc.), a health benefits company
JACK L. COCKWELL Toronto, Ontario, Canada	1979	Chair, Brookfield Partners Foundation
MARCEL R. COUTU (1) (2) (4) Calgary, Alberta, Canada	2006	Former President and Chief Executive Officer, Canadian Oil Sands Limited, the largest investor in the Syncrude Joint Venture and former Chair of Syncrude Ltd.
MURILO FERREIRA (1) (5) Rio de Janeiro, Brazil	2017	Former Chief Executive Officer of Vale S.A., a Brazilian multinational corporation engaged in metals and mining
BRUCE FLATT London, U.K. New York, New York, U.S.A. Toronto, Ontario, Canada	2001	Chief Executive Officer, Brookfield Asset Management Inc.
MAUREEN KEMPSTON DARKES (1) (4) (5) Lauderdale-by-the-Sea, Florida, U.S.A. Toronto, Ontario, Canada	2008	Former President, Latin America, Africa and Middle East, General Motors Corporation, a motor vehicle manufacturer
BRIAN D. LAWSON Toronto, Ontario, Canada	2018	Vice Chair, Brookfield Asset Management Inc., and former Chief Financial Officer
HOWARD S. MARKS (6) New York, New York, U.S.A.	2020	Director and Co-Chair of Oaktree Capital Group, LLC
THE HON. FRANK J. MCKENNA (1) (3) Cap-Pelé, New Brunswick, Canada Toronto, Ontario, Canada	2006	Chair, Brookfield Asset Management Inc. and Deputy Chair, Wholesale, TD Bank Group, a financial institution
RAFAEL MIRANDA (1) (2) Madrid, Spain	2017	Former Chief Executive Officer of Endesa, S.A., the largest electric utility company in Spain
LORD O’DONNELL London, U.K.	2013	Chair of Frontier Economics Limited, a microeconomics consultancy, and a senior advisor to Brookfield in Europe
TIMOTHY R. PRICE Toronto, Ontario, Canada	2019	Director of Partners Limited and Brookfield Partners Foundation
SEEK NGEE HUAT (1) (3) Singapore	2012	Former Chair of the Latin American Business Group, Government of Singapore Investment Corporation, a sovereign wealth fund
DIANA L. TAYLOR (1) (3) (4) New York, New York, U.S.A.	2012	Former Vice Chair, Solera Capital LLC, a mid-market private equity firm
(1)    Independent Director
(2)    Member of the Audit Committee
(3)    Member of the Governance and Nominating Committee
(4)    Member of the Management Resources and Compensation Committee
(5)    Member of the Risk Management Committee
(6)    Appointed to the Board on February 13, 2020

26Brookfield Asset Management Inc. - 2019 Annual Information Form

Each of the directors has had the principal occupation referred to opposite his or her name during the past five years, except Mr. Blidner, who prior to his appointment in 2017 as Vice Chair was Managing Partner of the Corporation, and Mr. Lawson who prior to his appointment in 2020 as Vice Chair was Chief Financial Officer of the Corporation.
Mr. Cockwell was director of Fraser Papers Inc. (“Fraser”) until April 2009. Fraser voluntarily applied and obtained an order for creditor protection under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) in June 2009, and on February 10, 2011, an Ontario court sanctioned an amended plan of compromise and arrangement under the CCAA that provided for, among other things, the sale of most of Fraser’s remaining property and the making of distributions to Fraser’s creditors.
Executive Officers of the Corporation
The names of the executive officers of the Corporation as at March 23, 2020, their location of residence, their current offices and their dates of appointment are shown in the following table:
Executive Officers

Name	Residence	Current Office	Date of Appointment

JUSTIN B. BEBER	Toronto, Ontario, Canada	Managing Partner, Head of Corporate Strategy and Chief Legal Officer	2018
BRUCE FLATT	London, U.K. New York, New York, U.S.A. Toronto, Ontario, Canada	Managing Partner and Chief Executive Officer	2002
BRIAN W. KINGSTON	New York, New York, U.S.A.	Managing Partner	2007
NICHOLAS GOODMAN	Toronto, Ontario, Canada	Managing Partner and Chief Financial Officer	2020
CYRUS MADON	Toronto, Ontario, Canada	Managing Partner	2005
CRAIG NOBLE	Toronto, Ontario, Canada	Managing Partner	2019
LORI PEARSON	Toronto, Ontario, Canada	Managing Partner and Chief Operating Officer	2016
SAMUEL J.B. POLLOCK	Toronto, Ontario, Canada	Managing Partner	2003
SACHIN G. SHAH	Toronto, Ontario, Canada	Managing Partner	2014
Each of the executive officers has had the principal occupation referred to opposite his or her name during the past five years, except Ms. Pearson, who prior to her appointment in 2016 as Chief Operating Officer was a Managing Partner of the Corporation; Mr. Beber, who prior to his appointment in 2018 as Head of Corporate Strategy and Chief Legal Officer was a Managing Partner of the Corporation; Mr. Goodman, who prior to his appointment on February 13, 2020 as Chief Financial Officer was a Managing Partner of the Corporation; and Mr. Noble, who prior to his appointment in 2019 as Managing Partner of the Corporation was a Managing Partner of the Public Securities Group.
Mr. Pollock was a director of Fraser until February 2011. As described above, Fraser voluntarily applied for and obtained an order for creditor protection under the CCAA in June 2009, and on February 10, 2011, an Ontario court sanctioned an amended plan of compromise and arrangement under that statute that provided for, among other things, the sale of most of Fraser’s remaining property and the making of distributions to Fraser’s creditors.
Brookfield Share Ownership of Directors and Executive Officers
As at March 23, 2020, directors and executive officers of the Corporation collectively owned, or controlled or directed, directly or indirectly, approximately 31 million Class A Shares, representing approximately 3% of the Corporation’s issued and outstanding shares of this class. In addition, directors and executive officers of the Corporation held pro rata interests beneficially through Partners Limited, Partners Value Investments LP and the Corporation’s escrowed share program, which totalled approximately 93 million Class A Shares, representing approximately 9% of the Corporation’s issued and outstanding Class A Shares at the same date.

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In terms of ownership in the Corporation’s principal subsidiaries, as at March 23, 2020, directors and executive officers of the Corporation collectively owned, or controlled or directed, directly or indirectly, 778,918 units of BBU, 934,590 units of BIP, 2,254,171 units of BPY, 130,755 units of BEP and 45,000 shares of Class A stock of BPYU, representing less than 1% of the issued and outstanding securities of each of these classes, respectively.
All of the Class B Shares are owned directly by Partners Limited, which entitle it to, among other things, elect one-half of the directors of the Corporation. None of the Corporation’s directors or executive officers own directly any of the Corporation’s Class B Shares.

28Brookfield Asset Management Inc. - 2019 Annual Information Form

MARKET FOR SECURITIES
The Corporation’s publicly traded securities that are currently issued and outstanding as of the date of this Annual Information Form are listed on the following exchanges under the symbols shown below:

Security	Symbol	Stock Exchange
Class A Shares	BAM	New York
	BAM.A	Toronto
Class A Preference Shares
Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 8	BAM.PR.E	Toronto
Series 9	BAM.PR.G	Toronto
Series 13	BAM.PR.K	Toronto
Series 17	BAM.PR.M	Toronto
Series 18	BAM.PR.N	Toronto
Series 24	BAM.PR.R	Toronto
Series 25	BAM.PR.S	Toronto
Series 26	BAM.PR.T	Toronto
Series 28	BAM.PR.X	Toronto
Series 30	BAM.PR.Z	Toronto
Series 32	BAM.PF.A	Toronto
Series 34	BAM.PF.B	Toronto
Series 36	BAM.PF.C	Toronto
Series 37	BAM.PF.D	Toronto
Series 38	BAM.PF.E	Toronto
Series 40	BAM.PF.F	Toronto
Series 42	BAM.PF.G	Toronto
Series 44	BAM.PF.H	Toronto
Series 46	BAM.PF.I	Toronto
Series 48	BAM.PF.J	Toronto
Information on the monthly trading prices and volumes for the Corporation’s publicly traded securities that were outstanding at any time during 2019 is set out in Appendix A to this Annual Information Form.
The Corporation delisted its Class A Shares from Euronext Amsterdam on September 30, 2019.

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RATINGS AND LIQUIDITY
The credit ratings for the Corporation’s securities as at the date of this Annual Information Form are as follows:

	DBRS	Standard & Poor’s	Moody’s	Fitch
Commercial paper	R-1 (low)	A-1[1]	P-2	F2
Senior notes and debentures	A (low)	A-	Baa1	A-
Preferred shares	Pfd-2 (low)	BBB[2]	Not rated	BBB
Outlook	Stable	Stable	Stable	Stable
Credit ratings are important to the Corporation’s borrowing costs and ability to raise funds. A ratings downgrade could potentially result in adverse consequences by reducing the Corporation’s access to the capital markets and increasing its borrowing costs. The terms of our various credit agreements and other financing documents require us to comply with a number of customary financial and other covenants, such as maintaining debt service coverage and leverage ratios, insurance coverage and, in limited circumstances, ratings levels. These covenants may limit our operational flexibility, and breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness even if we have satisfied our payment obligations.
Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. Each of the Corporation’s senior notes and debentures, preferred shares, and commercial paper are rated by DBRS Limited (“DBRS”), by S&P Global Ratings (“S&P”), and by Fitch Ratings, Inc. (“Fitch”); and its commercial paper, senior notes and debentures are rated by Moody’s Investors Service, Inc. (“Moody’s”).
The Corporation has paid customary ratings fees to DBRS, S&P, Moody’s and Fitch in connection with some or all of the above-mentioned ratings. In addition, the Corporation has made customary payments in respect of certain other services provided to the Corporation by each of DBRS, S&P, and Moody’s during the last two years.
The ratings discussed herein for the Corporation’s debt and preferred securities are not a recommendation to purchase, hold or sell the Corporation’s debt or preferred securities and do not comment as to the appropriateness of their respective market prices or suitability for a particular investor. There can be no assurance that the ratings discussed herein will remain in effect for any given period of time or that the ratings will not be revised or withdrawn in their entirety by any or all of DBRS, S&P, Moody’s, or Fitch at any time if, in their sole discretion, circumstances so warrant.
The investment ratings of our publicly traded subsidiaries are presented in the respective public disclosures of these subsidiaries, which are available on SEDAR at www.sedar.com and/or EDGAR at www.sec.gov/edgar.
The following is a brief description of each rating agency’s rating scales.
DBRS
DBRS has different rating scales for short-term debt, long-term debt and preferred shares. Every DBRS rating is based on quantitative and qualitative considerations relevant to the issuer and the relative ranking of claims.
The DBRS short-term debt rating scale provides an opinion on the risk that an issuer will not meet its short-term financial obligations in a timely manner. The R-1 and R-2 rating categories are further denoted by the subcategories “(high)”, “(middle)” and “(low).” The absence of either a “(high)” or “(low)” designation indicates the rating is in the middle of the category. The R-1 (low) rating assigned to the Corporation’s commercial paper indicates good credit quality and that the Corporation’s capacity for the payment of short-term financial obligations as they fall due is substantial. Overall strength is not as favourable as higher rating categories and may be vulnerable to future events, but qualifying negative factors are considered manageable. An R-1 (low) rating is the third highest of the ten categories on the short-term debt rating scale.

1	The Corporation’s commercial paper is rated A-1 (Mid) based on S&P’s Canadian National Scale, which corresponds to a rating of A-1 using S&P’s global scale.

2	The Corporation’s preferred shares are rated P-2 based on S&P’s Canadian National Scale, which corresponds to a rating of BBB using S&P’s global scale.

30Brookfield Asset Management Inc. - 2019 Annual Information Form

The DBRS long-term rating scale provides an opinion on the risk of default. That is, the risk that an issuer will fail to satisfy its financial obligations in accordance with the terms under which an obligation has been issued. All rating categories other than AAA and D also contain subcategories “(high)” and “(low)”. The A (low) rating assigned to the Corporation’s long-term obligations indicate they are of good credit quality. The capacity for the payment of financial obligations is substantial, but of lesser credit quality than AA. The obligor may be vulnerable to future events, but qualifying negative factors are considered manageable. A (low) is the lowest sub-category within the third highest rating of the ten standard categories of ratings utilized by DBRS on its long-term rating scale. The absence of either a “(high)” or “(low)” designation indicates the rating is in the middle of the category.
The DBRS preferred share rating scale is used in the Canadian securities market and is meant to give an indication of the risk that a borrower will not fulfill its full obligations in a timely manner, with respect to both dividend and principal commitments. Each rating category is denoted by the subcategories “(high)” and “(low)”. The absence of either a “(high)” or “(low)” designation indicates the rating is in the middle of the category. The Pfd-2 (low) rating assigned to the Corporation’s preferred shares indicates that the preferred shares are of satisfactory credit quality. Protection of dividends and principal is still substantial, but earnings, the balance sheet and coverage ratios are not as strong as Pfd-1 rated companies. Generally, Pfd-2 ratings correspond with companies whose senior bonds are rated in the A category. Pfd-2 (low) is the lowest sub-category within the second highest rating of the six standard categories of ratings on DBRS’s preferred share rating scale.
Rating trends provide guidance in respect of DBRS’s opinion regarding outlook for the rating in question. The “Stable” rating trend indicates a lower likelihood that the rating could change in the future than would be the case if the rating trend was positive or negative.
S&P
S&P has different rating scales for short-term debt, long-term debt and preferred shares. S&P rates commercial paper, long-term credit and preferred shares with ratings of “A-1,” “AAA” and “P-1,” respectively, which represent the highest ratings, to “C” which represents the lowest, with “D” for issues in payment default. To show relative rankings within these rating categories, S&P may modify them by the addition of a plus “(+)” or minus “(-)”.
S&P further modifies its ratings by indicating the stability and future direction of an assigned rating with terms such as “stable”, “positive”, “negative” and “developing”. A rating outlook assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years). An outlook is not necessarily a precursor of a rating change or future CreditWatch action.
S&P also provides national scale credit ratings which are an opinion of an obligor’s creditworthiness or overall capacity to meet specific financial obligations, relative to other issuers and issues in a given country or region. The Canadian National Scale rating is fully determined by the applicable global scale rating, and there are no additional analytical criteria associated with the determination of ratings on the Canadian National Scale.
S&P short-term ratings indicate the creditworthiness of an obligor with respect to its short-term obligations. The Corporation has a U.S. commercial paper program and a Canadian commercial paper program. The A-1 rating, based on S&P’s global scale, is assigned to the Corporation’s commercial paper. A short-term obligation rated A-1 is rated in the highest category by S&P. The obligor’s capacity to meet its financial commitment on the obligation is strong. An A-1 rating is the highest of the six categories on the short-term global scale. A Canadian commercial paper rating is a forward-looking opinion about the capacity of an obligor to meet financial commitments associated with a specific commercial paper program relative to the debt servicing and repayment capacity of other obligors active in the Canadian domestic financial markets with respect to their own financial obligations. S&P has rated the Corporation’s commercial paper as A-1 (Mid) based on the Canadian National Scale for commercial paper, which is the equivalent of an A-1 rating on S&P’s global scale. An A-1 (Mid) rating is the second highest of the eight categories on the Canadian National Scale for commercial paper.
S&P long-term issue credit ratings are based on the following considerations: likelihood of payment capacity and willingness of the obligor to meet its financial commitments on an obligation in accordance with the terms of the obligation; nature of and provisions of the financial obligation; and protection afforded by, and relative position of, the financial obligation in the event of a bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights. The A- rating is assigned to the Corporation’s senior unsecured debt. An obligation rated A- is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitments on the obligation is still strong. A- is the lowest sub-category within the third highest rating of the ten standard categories of ratings on S&P’s long-term rating issuer credit rating scale.
An S&P preferred share rating on the Canadian National Scale is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific preferred share obligation issued in the Canadian market relative to preferred shares issued by other issuers in the Canadian market. The Corporation’s preferred shares have been assigned a rating of P-2 on S&P’s Canadian National Scale for preferred shares. The P-2 rating category is the second highest of the eight categories on the Canadian preferred share scale. Based on S&P’s global scale, the Corporation’s preferred shares are rated BBB, which corresponds to a rating of P-2 on the Canadian National Scale for preferred shares. BBB is the middle sub-category within the third highest rating of the nine standard categories of ratings on

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S&P’s global scale for preferred shares. According to the S&P rating system, securities rated P-2 exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken the obligor’s capacity to meet its financial commitment on the obligation.
Moody’s
Moody’s has different rating scales for short-term debt, long-term debt and preferred shares. Ratings assigned by Moody’s, based on its global long-term and short-term rating scales, are forward-looking opinions of the relative credit risks of financial obligations issued by a company. Moody’s also provides rating outlook designations which is an opinion regarding the likely rating direction over the medium term. A “Stable” outlook indicates a low likelihood of a rating change over the medium term.
Moody’s rates long-term obligations and commercial paper with ratings of “Aaa” and “P-1,” respectively, which represent the highest ratings, to “C” and “NP”, respectively, which represent the lowest. Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.
Moody’s short-term ratings are assigned to obligations with an original maturity of 13 months or less and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default. The P-2 Stable rating assigned to the Corporation’s commercial paper indicates that the Corporation has a strong ability to repay its short-term debt obligations. A P-2 rating is the second highest of the four categories on Moody’s short-term rating scale.
Moody’s long-term ratings are assigned to issuers or obligations with an original maturity of one-year or more and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default. The Baa1 Stable rating assigned to the Corporation’s senior unsecured debt indicates that they are subject to moderate credit risk and are considered medium-grade, and as such, may possess certain speculative characteristics. Baa1 is the highest sub-category within the fourth highest rating of the nine standard categories of ratings on Moody’s long-term rating scale.
Fitch
Fitch’s credit ratings relating to issuers are an opinion on the relative ability of an entity to meet financial commitments, such as interest, preferred dividends, repayment of principal, insurance claims or counterparty obligations. Credit ratings relating to securities and obligations of an issuer can include a recovery expectation. Credit ratings are used by investors as indications of the likelihood of receiving the money owed to them in accordance with the terms on which they invested. The agency’s credit ratings cover the global spectrum of corporate, sovereign financial, bank, insurance, and public finance entities (including supranational and sub-national entities) and the securities or other obligations they issue, as well as structured finance securities backed by receivables or other financial assets.
Fitch rates long-term obligations with ratings of “AAA”, which represents the highest rating, to “C”, which represents the lowest with “RD” and “D” for issues in payment default. To show relative rankings within these categories, Fitch may modify them by the addition of a plus “(+)” or minus “(-)”. Fitch rates short-term obligations with ratings of “F1”, which represents the highest rating, to “C”, which represents the lowest with “RD” and “D” for issues in payment default. Fitch modifies its ratings by indicating the outlook of an assigned rating with terms such as “stable,” “positive,” “evolving” and “negative.”
The A- rating assigned to the Corporation’s senior unsecured debt denote expectations of low default risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings. The minus “(-)” modifier is the lowest sub-category within the third highest rating of the nine standard categories of ratings on Fitch’s long-term rating scale.
A short-term issuer or obligation rating is based in all cases on the short-term vulnerability to default of the rated entity and relates to the capacity to meet financial obligations in accordance with the documentation governing the relevant obligation. Short-Term Ratings are assigned to obligations whose initial maturity is viewed as “short term” based on market convention. Typically, this means up to 13 months for corporate, sovereign, and structured obligations.
The F2 rating assigned to the Corporation’s commercial paper indicates that the Corporation has good intrinsic capacity for timely payment of financial commitments. An F2 rating is the second highest of the five categories on Fitch’s short-term rating scale.

32Brookfield Asset Management Inc. - 2019 Annual Information Form

DIVIDENDS AND DIVIDEND POLICY
Class A Shares and Class B Shares
The declaration and payment of dividends on the Corporation’s Class A Shares and Class B Shares are at the discretion of the Board. Dividends on the Class A Shares and Class B Shares are paid quarterly, at the end of March, June, September and December of each year. The Board supports a stable and consistent dividend policy and will consider increasing dividends from time to time at a rate based on a portion of the growth rate in cash flow from operations per share. Special dividends may also be declared from time to time to implement corporate strategic initiatives.
The Corporation has a Dividend Reinvestment Plan which enables registered holders of Class A Shares who are resident in the United States or Canada to receive their dividends in the form of newly issued Class A Shares.
Registered shareholders of Class A Shares who are resident in the United States may elect to receive their dividends in the form of newly issued Class A Shares at a price equal to the volume-weighted average price (in U.S. dollars) at which the shares traded on the NYSE based on the average closing price during each of the five trading days immediately preceding the relevant dividend payment date (the “NYSE VWAP”).
Registered shareholders of Class A Shares who are resident in Canada may also elect to receive their dividends in the form of newly issued Class A Shares at a price equal to the NYSE VWAP multiplied by an exchange factor which is calculated as the average daily exchange rate as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant dividend payment date.
Our Dividend Reinvestment Plan allows current shareholders of the Corporation who are resident in the United States or Canada to increase their investment in the Corporation free of commissions.
Preferred Shares
The declaration and payment of dividends on the Corporation’s preferred shares are at the discretion of the Board. Dividends on the Corporation’s Class A Preference Shares, Series 2, 4, 13, 15, 17, 18, 24, 25, 26, 28, 30, 32, 34, 36, 37, 38, 40, 42, 44, 46 and 48 are paid quarterly, normally at the end of March, June, September and December of each year. Dividends on the Corporation’s Class A Preference Shares, Series 9 are paid quarterly, normally at the beginning of February, May, August and November. Dividends on the Corporation’s Class A Preference Shares, Series 8 are paid monthly. Dividends on the Corporation’s preferred shares are currently declared in Canadian dollars. Additional information on the dividends payable on the Corporation’s currently issued and outstanding preferred shares can be found in Appendix B to this Annual Information Form.
The following table summarizes the dividends paid per share for each of the three years ended December 31, 2019, 2018 and 2017, on each class and series of securities of the Corporation that was outstanding during 2019, all expressed in U.S. dollars.

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	Distribution per Security
	2019	2018	2017
Per Class A Share and Class B Share
Regular	$ 0.64	$ 0.60	$ 0.56
Special distribution (a)	—	—	0.11
Per Class A Preference Share (b)
Series 2	0.52	0.48	0.39
Series 4	0.52	0.48	0.39
Series 8	0.74	0.68	0.55
Series 9	0.52	0.53	0.53
Series 13	0.52	0.48	0.39
Series 15	0.46	0.40	0.28
Series 17	0.89	0.92	0.92
Series 18	0.89	0.92	0.92
Series 24	0.57	0.58	0.58
Series 25	0.75	0.68	0.56
Series 26	0.65	0.67	0.72
Series 28	0.51	0.53	0.70
Series 30	0.88	0.90	0.93
Series 32	0.95	0.89	0.87
Series 34	0.82	0.81	0.81
Series 36	0.91	0.94	0.94
Series 37	0.92	0.95	0.95
Series 38	0.83	0.85	0.85
Series 40	0.83	0.87	0.87
Series 42	0.85	0.87	0.87
Series 44	0.94	0.96	0.97
Series 46 (c)	0.90	0.93	1.03
Series 48 (d)	0.90	0.92	0.28
(a) Distribution of a 100% interest in Trisura Group Ltd., based on accounting fair values, was paid on June 22, 2017.
(b) The dividends on these preferred shares are declared in Canadian dollars and are expressed in this table in US$ using the quarterly average Bloomberg mid-market exchange rate.
(c) These shares were issued on November 18, 2016. The initial dividend paid on March 31, 2017 was for the period from the date of issue.
(d) These shares were issued on September 13, 2017. The dividends paid in 2017 were for the period from the date of issue.
Information relating to the dividends and dividend policies of the Corporation’s publicly traded subsidiaries can be found in the disclosure documents of these subsidiaries, which are publicly available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

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DESCRIPTION OF CAPITAL STRUCTURE
The following is a summary of the components of the Corporation’s share capital. Additional summary information on the terms and conditions attached to or affecting each class of the Corporation’s authorized securities is contained in Appendix B to this Annual Information Form. Reference should also be made to the articles of the Corporation for a complete description of all terms and conditions of our share capital. These articles can be found on our website at www.brookfield.com at “Shareholders/ Brookfield Asset Management/Corporate Governance” and are filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.
As at March 23, 2020, the Corporation’s authorized share capital consists of:

a)	an unlimited number of preference shares designated as Class A Preference Shares, issuable in series:

•	the second series, which consists of 10,457,685 Class A Preference Shares, Series 2;

•	the fourth series, which consists of 3,995,910 Class A Preference Shares, Series 4;

•	the sixth series, which consists of 111,633 Class A Preference Shares, Series 6;

•	the eighth series, which consists of 7,996,600 Class A Preference Shares, Series 8;

•	the ninth series, which consists of 7,995,566 Class A Preference Shares, Series 9;

•	the thirteenth series, which consists of 9,640,096 Class A Preference Shares, Series 13;

•	the fifteenth series, which consists of 2,000,000 Class A Preference Shares, Series 15;

•	the seventeenth series, which consists of 7,840,204 Class A Preference Shares, Series 17;

•	the eighteenth series, which consists of 9,066,749 Class A Preference Shares, Series 18;

•	the twenty-fourth series, which consists of 10,812,027 Class A Preference Shares, Series 24;

•	the twenty-fifth series, which consists of 10,996,000 Class A Preference Shares, Series 25;

•	the twenty-sixth series, which consists of 9,770,928 Class A Preference Shares, Series 26;

•	the twenty-seventh series, which consists of 10,000,000 Class A Preference Shares, Series 27;

•	the twenty-eighth series, which consists of 9,723,927 Class A Preference Shares, Series 28;

•	the twenty-ninth series, which consists of 9,890,000 Class A Preference Shares, Series 29;

•	the thirtieth series, which consists of 9,787,090 Class A Preference Shares, Series 30;

•	the thirty-first series, which consists of 10,000,000 Class A Preference Shares, Series 31;

•	the thirty-second series, which consists of 11,750,299 Class A Preference Shares, Series 32;

•	the thirty-third series, which consists of 12,000,000 Class A Preference Shares, Series 33;

•	the thirty-fourth series, which consists of 9,876,735 Class A Preference Shares, Series 34;

•	the thirty-fifth series, which consists of 10,000,000 Class A Preference Shares, Series 35;

•	the thirty-sixth series, which consists of 7,842,909 Class A Preference Shares, Series 36;

•	the thirty-seventh series, which consists of 7,830,091 Class A Preference Shares, Series 37;

•	the thirty-eighth series, which consists of 7,906,132 Class A Preference Shares, Series 38;

•	the thirty-ninth series, which consists of 8,000,000 Class A Preference Shares, Series 39;

•	the fortieth series, which consists of 11,841,025 Class A Preference Shares, Series 40;

•	the forty-first series, which consists of 12,000,000 Class A Preference Shares, Series 41;

•	the forty-second series, which consists of 11,887,500 Class A Preference Shares, Series 42;

•	the forty-third series, which consists of 12,000,000 Class A Preference Shares, Series 43;

•	the forty-fourth series, which consists of 9,831,929 Class A Preference Shares, Series 44;

•	the forty-fifth series, which consists of 10,000,000 Class A Preference Shares, Series 45;

•	the forty-sixth series, which consists of 11,740,797 Class A Preference Shares, Series 46;

•	the forty-seventh series, which consists of 12,000,000 Class A Preference Shares, Series 47;

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•	the forty-eighth series, which consists of 11,885,972 Class A Preference Shares, Series 48; and

•	the forty-ninth series, which consists of 12,000,000 Class A Preference Shares, Series 49;

b)	an unlimited number of preference shares designated as Class AA Preference Shares, issuable in series, of which no series have been created or issued;

c)	an unlimited number of Class A Shares; and

d)	85,120 Class B Shares.
As at March 23, 2020, the following shares of the Corporation were issued and outstanding: 10,457,685 Class A Preference Shares, Series 2; 3,995,910 Class A Preference Shares, Series 4; 2,476,185 Class A Preference Shares, Series 8; 5,515,981 Class A Preference Shares, Series 9; 9,640,096 Class A Preference Shares, Series 13; 2,000,000 Class A Preference Shares, Series 15; 7,840,204 Class A Preference Shares, Series 17; 7,866,749 Class A Preference Shares, Series 18; 9,278,894 Class A Preference Shares, Series 24; 1,529,133 Class A Preference Shares, Series 25; 9,770,928 Class A Preference Shares, Series 26; 9,233,927 Class A Preference Shares, Series 28; 9,787,090 Class A Preference Shares, Series 30; 11,750,299 Class A Preference Shares, Series 32; 9,876,735 Class A Preference Shares, Series 34; 7,842,909 Class A Preference Shares, Series 36; 7,830,091 Class A Preference Shares, Series 37; 7,906,132 Class A Preference Shares, Series 38; 11,841,025 Class A Preference Shares, Series 40; 11,887,500 Class A Preference Shares, Series 42; 9,831,929 Class A Preference Shares, Series 44; 11,740,797 Class A Preference Shares, Series 46; 11,885,972 Class A Preference Shares, Series 48; 1,048,495,742 Class A Shares; and 85,120 Class B Shares.
TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar of the Corporation is AST Trust Company (Canada) at its principal office in Toronto, Ontario, Canada. AST Trust Company (Canada) maintains registers for the transfer of the Corporation’s publicly listed equity securities at its offices in Toronto, Ontario, in Montreal, Quebec and in Vancouver, British Columbia in Canada. The transfer agent and registrar of the Corporation in the United States is Computershare Inc., who maintains registers for the transfer of the Corporation’s publicly listed equity securities at its offices in Canton, Massachusetts.
MATERIAL CONTRACTS
The following is the only material contract, other than contracts entered into in the ordinary course of business, which has been entered into by the Corporation or any of its predecessors within the most recently completed financial year, or was entered into before the most recently completed financial year and is still in effect, or which is proposed to be entered into:

•
The Trust Agreement referred to under “Principal Holders of Voting Shares” on pages 5 to 6 of the Corporation’s 2019 Circular, which pages are incorporated by reference in this Annual Information Form.

A copy of this document has been filed on SEDAR as a material contract and is available at www.sedar.com.

36Brookfield Asset Management Inc. - 2019 Annual Information Form

INTERESTS OF EXPERTS
Deloitte LLP, the Corporation’s Independent Registered Public Accounting firm, is independent of the Corporation within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.
AUDIT COMMITTEE INFORMATION
Responsibilities of the Audit Committee
The Board has established an Audit Committee (the “Audit Committee”) with the responsibility for monitoring the Corporation’s systems and procedures for financial reporting and internal controls, for reviewing all public disclosure documents containing financial information, and for monitoring the performance of the Corporation’s external and internal auditors. The responsibilities of the Audit Committee are set out in a written charter, which is reviewed and approved annually by the Board. The current Charter of the Audit Committee is set out in full in Appendix C to this Annual Information Form.
Composition of the Audit Committee
As at the date of this Annual Information Form, the Audit Committee is comprised of the following four directors: M. Elyse Allan; Angela F. Braly; Rafael Miranda and Marcel R. Coutu, who is the Audit Committee’s chair. The Board has determined that all of these directors are independent and financially literate, and that Mr. Coutu is qualified as a “designated financial expert.” Ms. Allan is the former President and Chief Executive Officer of General Electric Canada Company Inc., and former Vice-President of General Electric Co. Ms. Braly has extensive senior management experience with a public company as Chair, President and Chief Executive Officer of WellPoint, Inc., a health benefits company now known as Anthem, Inc. Ms. Braly was Chair of the board of WellPoint, Inc. from 2010 to 2012 and President and Chief Executive Officer from 2007 to 2012. Mr. Coutu has a Master of Business Administration degree and over 25 years’ experience in investment banking and corporate finance. He is the former President and Chief Executive Officer of Canadian Oil Sands Limited. Mr. Miranda is the retired CEO of Endesa, S.A., the largest electric utility company in Spain. He is the Chairman of the Board of Directors of Acerinox, S.A., a stainless steel manufacturing conglomerate group based in Spain.
Additional information on the members of the Audit Committee is contained in the Corporation’s 2019 Circular.
Principal Accountant Fees and Services
Deloitte LLP, together with the member firms of Deloitte Touche Tohmatsu Limited and their respective affiliates (collectively, “Deloitte”), is the principal external auditor of the Corporation and its main consolidated reporting issuer subsidiaries (other than BEP). The following table provides information about the aggregate fees billed to the Corporation and its consolidated subsidiaries for professional services rendered by Deloitte during 2019 and 2018:

	2019			2018
YEARS ENDED DECEMBER 31 (MILLIONS)	Brookfield	Subsidiaries of Brookfield	Total	Brookfield	Subsidiaries of Brookfield	Total
Audit Fees	$2.3	$35.5	$37.8	$2.1	$30.6	$32.7
Audit-Related Fees	—	41.1	41.1	—	36.9	36.9
Tax Fees	—	2.1	2.1	—	1.9	1.9
All Other Fees	—	1.1	1.1	—	1.0	1.0
Total	$2.3	$79.8	$82.1	$2.1	$70.4	$72.5

Audit Fees. Audit fees include fees for services that would normally be provided by the external auditor in connection with our statutory audit of the Corporation, including fees for services necessary to perform an audit or review in accordance with generally accepted auditing standards. This category also includes services that generally only the external auditor reasonably can provide, including comfort letters, attest services, consents and assistance with and review of certain documents filed with securities regulatory authorities.
Audit-Related Fees. Audit-related fees are for other statutory audits, assurance and related services, such as due diligence services, that traditionally are performed by the external auditor. More specifically, these services include, among others: statutory audits of our subsidiaries, employee benefit plan audits, accounting consultations and audits in connection with acquisitions, attest services that are not required by statute or regulation, and consultation concerning financial accounting and reporting standards.

Brookfield Asset Management Inc. - 2019 Annual Information Form    37

Tax Fees. Tax fees are principally for assistance in tax return preparation and tax advisory services.
All Other Fees. All other fees include fees for translation services.
Pre-Approval Policies and Procedures
The Audit Committee has adopted an Audit and Non-Audit Services Pre-Approval Policy (the “Audit Policy”), which governs the provision of services by its external auditor, currently Deloitte. The Audit Policy requires Audit Committee pre-approval of all permitted audit, audit-related, tax and other non-audit services. It also specifies a number of services that may not be provided by the Corporation’s external auditor, including all services prohibited by law from being provided by the external auditor.
Under the Audit Policy, all permitted services to be provided by the external auditor must be pre-approved by the Audit Committee or a designated member of the Audit Committee. Any pre-approval granted by a designated member must be reported to the Audit Committee at its next scheduled meeting.
The Audit Committee may delegate its pre-approval authority and responsibility to the audit committee of any consolidated subsidiary of the Corporation in respect of services to be provided to such subsidiary, provided that such subsidiary’s audit committee members are independent from the Corporation and its management and such subsidiary adopts pre-approval policies and procedures that are substantially similar to those of the Corporation.
Under the Audit Policy, the Audit Committee has established a fee threshold for pre-approved services, which is that the aggregate fees paid to the external auditor for pre-approved services must equal no more than 25% of the anticipated audit fees for the Corporation and its subsidiaries for the prior year. Each quarter the external auditor provides the Audit Committee with a report of the audit, audit-related, tax and other non-audit services provided for the then-ended quarter, together with the actual fees incurred, for the Audit Committee’s ratification.
None of the fees reported in this Annual Information Form under the heading “Principal Accountant Fees and Services” were subject to the de minimis exception from Audit Committee pre-approval provided by Rule 2-01(c)(7)(i)(C) of Regulation S-X.
ADDITIONAL INFORMATION
Additional information relating to the Corporation, including information as to directors’ and executive officers’ remuneration and indebtedness, the principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans, is set out in the Corporation’s 2019 Circular.
Additional financial information on the Corporation is provided in the Corporation’s Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Results for the fiscal year ended December 31, 2019, as well as other information on the Corporation, all of which may be found on our website at www.brookfield.com and on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

38Brookfield Asset Management Inc. - 2019 Annual Information Form

APPENDIX A
TRADING INFORMATION FOR THE CORPORATION’S PUBLICLY LISTED SECURITIES
The following sets out trading information for 2019 for the Corporation’s publicly traded securities that were outstanding at any time during 2019, all of which are or were listed on the Toronto Stock Exchange (“TSX”), based on information provided by the TSX and, in the case of the Corporation’s Class A Limited Voting Shares, information provided by the New York Stock Exchange (“NYSE”) and Euronext Amsterdam.

	Class A Limited Voting Shares (TSX: BAM.A)				Class A Limited Voting Shares (NYSE: BAM)
	Price Per Share (C$)				Price Per Share (US$)
Period 2019	High	Low	Average	Volume Traded (a)	High	Low	Average	Volume Traded (b)
January	56.71	50.60	54.50	24,595,434	43.17	37.40	40.95	22,955,736
February	59.93	56.39	58.04	18,871,019	45.53	42.33	43.97	20,564,379
March	62.86	59.89	61.51	30,424,816	46.98	45.12	46.04	38,926,458
April	65.06	62.27	63.76	18,217,963	48.40	46.66	47.65	27,114,868
May	64.91	61.69	63.46	22,798,778	48.43	45.55	47.11	36,144,821
June	64.58	61.63	63.09	22,575,739	48.74	45.72	47.48	25,671,849
July	65.56	62.72	63.96	14,764,016	49.79	47.85	48.76	24,633,300
August	69.17	63.46	67.24	22,175,932	52.09	47.52	50.50	36,508,169
September	72.28	68.12	70.47	30,890,691	54.47	51.14	53.21	41,713,516
October	73.30	66.76	69.96	20,593,465	55.67	50.05	53.02	42,962,545
November	78.62	72.98	75.67	17,354,863	58.72	55.46	57.10	25,520,096
December	77.91	74.65	76.18	22,470,520	58.91	56.66	57.85	25,274,677
(a) Volume traded refers to volume traded on TSX only.
(b) Volume traded refers to volume traded on NYSE only.

Class A Limited Voting Shares (Euronext: BAMA)
There was no trading activity of the Corporation’s Class A Limited Voting Shares on the Euronext Amsterdam during 2019. The Corporation’s Class A Limited Voting Shares were delisted from the Euronext Amsterdam effective September 30, 2019.

	Class A Preference Shares, Series 2 (TSX: BAM.PR.B)				Class A Preference Shares, Series 4 (TSX: BAM.PR.C)
	Price Per Share (C$)				Price Per Share (C$)
Period 2019	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	14.80	12.71	13.44	153,251	14.08	12.79	13.51	31,717
February	13.16	12.46	12.73	107,563	13.05	12.39	12.71	23,881
March	12.86	11.68	12.28	110,100	12.62	11.73	12.21	37,456
April	12.47	11.70	12.03	104,420	12.31	11.64	11.97	33,336
May	11.95	11.10	11.63	126,305	11.85	11.24	11.61	73,368
June	11.35	10.46	10.92	191,210	11.25	10.42	10.91	149,132
July	11.62	11.00	11.27	131,782	11.61	10.95	11.27	100,210
August	11.62	9.86	10.58	158,253	11.54	9.84	10.57	83,888
September	11.31	10.45	10.84	145,500	11.20	10.32	10.77	56,879
October	11.30	10.19	10.73	186,886	11.18	10.22	10.68	158,879
November	11.35	10.82	11.13	308,910	11.32	10.74	11.12	92,068
December	12.10	11.08	11.33	363,346	12.08	11.00	11.31	356,665

A-1    Brookfield Asset Management Inc. - 2019 Annual Information Form

	Class A Preference Shares, Series 8 (TSX: BAM.PR.E)				Class A Preference Shares, Series 9 (TSX: BAM.PR.G)
	Price Per Share (C$)				Price Per Share (C$)
Period 2019	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	19.41	18.81	19.12	8,324	18.79	17.53	17.99	92,994
February	18.80	17.59	18.12	10,832	18.25	16.88	17.37	6,100
March	18.02	16.60	17.63	10,334	17.14	16.37	16.62	28,134
April	17.75	16.57	17.08	12,568	16.84	16.63	16.74	709
May	17.22	16.30	16.73	13,428	16.55	15.96	16.33	29,900
June	16.91	16.01	16.41	45,205	16.01	14.40	14.85	9,845
July	16.62	15.88	16.12	23,735	15.05	14.40	14.68	11,700
August	16.01	14.24	15.39	25,761	15.00	14.27	14.58	20,642
September	15.54	14.75	15.14	21,532	15.17	14.36	14.48	5,929
October	16.18	14.99	15.49	31,300	14.88	14.30	14.47	22,600
November	16.25	15.65	15.88	32,900	15.45	14.30	14.65	23,307
December	16.02	15.75	15.89	73,750	15.42	14.41	14.71	31,306

	Class A Preference Shares, Series 13 (TSX: BAM.PR.K)				Class A Preference Shares, Series 17 (TSX: BAM.PR.M)
	Price Per Share (C$)				Price Per Share (C$)
Period 2019	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	14.19	12.79	13.56	61,463	21.03	19.81	20.52	105,441
February	13.26	12.33	12.72	113,380	21.51	20.18	20.76	60,063
March	13.00	11.80	12.25	55,112	21.17	20.56	20.83	36,650
April	12.37	11.55	11.99	404,349	21.44	20.44	20.96	79,137
May	11.85	11.26	11.55	148,623	20.94	20.10	20.46	66,645
June	11.20	10.48	10.89	585,231	20.27	19.70	19.99	96,168
July	11.51	10.91	11.22	199,459	20.97	20.12	20.52	59,741
August	11.50	9.87	10.55	126,790	21.00	19.72	20.44	91,021
September	11.37	10.39	10.77	77,294	20.74	20.13	20.51	115,876
October	11.29	10.13	10.69	151,772	21.70	20.44	21.00	97,989
November	11.37	10.78	11.16	193,043	22.04	21.44	21.75	104,120
December	12.06	11.11	11.38	172,949	22.05	21.39	21.76	90,377

Brookfield Asset Management Inc. - 2019 Annual Information Form                            A-2

	Class A Preference Shares, Series 18 (TSX: BAM.PR.N)				Class A Preference Shares, Series 24 (TSX: BAM.PR.R)
	Price Per Share (C$)				Price Per Share (C$)
Period 2019	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	20.97	19.73	20.46	120,956	19.46	16.83	17.77	161,729
February	21.38	20.17	20.67	66,084	17.70	16.25	16.82	279,682
March	21.21	20.25	20.82	85,701	17.25	15.49	16.44	106,132
April	21.30	20.48	20.94	99,036	16.90	15.75	16.43	61,196
May	20.67	19.90	20.46	77,978	16.30	14.54	15.50	81,660
June	20.26	19.58	19.96	62,298	14.95	14.05	14.52	131,276
July	20.79	19.95	20.40	83,415	15.60	14.92	15.20	158,185
August	20.83	19.71	20.36	104,026	15.12	13.23	14.08	283,547
September	20.61	20.05	20.46	102,156	15.00	14.00	14.72	222,978
October	21.56	20.42	20.97	110,592	15.31	14.20	14.73	235,029
November	21.91	21.19	21.66	79,427	15.71	14.61	15.42	119,860
December	21.83	21.30	21.61	108,850	16.02	14.92	15.55	287,019

	Class A Preference Shares, Series 25 (TSX: BAM.PR.S)				Class A Preference Shares, Series 26 (TSX: BAM.PR.T)
	Price Per Share (C$)				Price Per Share (C$)
Period 2019	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	18.70	17.00	18.10	9,806	18.66	16.96	17.83	70,256
February	17.25	16.57	16.89	21,482	17.70	16.35	17.02	55,900
March	17.01	15.56	16.32	20,810	17.41	15.68	16.67	217,816
April	16.76	15.84	16.40	13,437	17.04	16.07	16.55	222,365
May	16.25	15.00	15.67	17,463	16.26	14.72	15.61	101,851
June	15.00	14.09	14.54	33,347	15.15	14.30	14.65	151,500
July	15.50	14.75	15.21	15,548	15.74	14.87	15.31	261,542
August	15.25	13.19	14.03	33,609	15.30	13.23	14.16	193,783
September	15.21	13.75	14.47	12,602	15.14	14.09	14.80	337,853
October	15.15	14.21	14.60	29,904	15.30	14.19	14.87	268,447
November	15.75	14.31	15.25	29,853	15.71	14.85	15.43	200,849
December	16.07	14.90	15.42	42,611	16.29	15.08	15.71	478,021

A-3    Brookfield Asset Management Inc. - 2019 Annual Information Form

	Class A Preference Shares, Series 28 (TSX: BAM.PR.X)				Class A Preference Shares, Series 30 (TSX: BAM.PR.Z)
	Price Per Share (C$)				Price Per Share (C$)
Period 2019	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	16.99	14.99	15.92	130,520	23.25	20.78	22.04	215,465
February	15.46	14.39	14.91	149,189	21.70	20.55	21.20	137,541
March	15.25	13.80	14.52	239,125	21.11	20.00	20.64	258,621
April	14.70	14.00	14.41	209,354	20.75	20.00	20.49	258,989
May	14.40	12.93	13.85	98,125	20.20	18.37	19.70	241,651
June	13.12	12.34	12.72	373,132	18.94	17.87	18.34	92,285
July	13.41	12.72	13.06	206,691	19.11	18.38	18.79	162,251
August	13.08	11.67	12.35	303,118	18.61	17.16	17.63	160,957
September	13.24	12.23	12.85	324,348	18.86	17.53	18.46	150,470
October	13.59	12.40	12.99	186,458	19.37	18.26	18.76	121,973
November	13.82	13.14	13.54	388,891	19.47	18.77	19.20	146,877
December	13.92	12.85	13.44	397,326	20.12	18.81	19.51	321,612

	Class A Preference Shares, Series 32 (TSX: BAM.PF.A)				Class A Preference Shares, Series 34 (TSX: BAM.PF.B)
	Price Per Share (C$)				Price Per Share (C$)
Period 2019	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	23.89	21.30	22.40	384,599	21.50	19.13	20.30	161,616
February	22.19	21.10	21.59	384,414	20.00	18.77	19.27	172,503
March	21.68	20.70	21.37	470,561	19.39	18.52	18.84	240,024
April	21.51	20.92	21.18	234,643	19.11	18.42	18.81	134,665
May	21.00	19.37	20.35	101,263	18.67	17.66	18.15	187,235
June	19.65	18.21	18.95	189,509	17.75	16.78	17.17	150,735
July	19.77	18.84	19.21	134,312	18.49	17.10	17.58	248,061
August	19.20	17.44	18.11	221,286	17.26	15.78	16.52	325,980
September	19.07	18.31	18.80	161,602	17.74	16.80	17.32	221,796
October	19.72	18.52	19.01	209,829	18.15	17.00	17.51	259,626
November	20.21	19.19	19.85	226,055	18.55	17.76	18.16	273,434
December	20.54	19.27	19.87	318,036	18.99	17.61	18.37	150,547

Brookfield Asset Management Inc. - 2019 Annual Information Form                            A-4

	Class A Preference Shares, Series 36 (TSX: BAM.PF.C)				Class A Preference Shares, Series 37 (TSX: BAM.PF.D)
	Price Per Share (C$)				Price Per Share (C$)
Period 2019	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	21.64	20.39	20.98	177,206	22.31	20.28	21.65	402,901
February	22.14	20.59	21.21	92,277	22.44	21.08	21.77	100,851
March	21.62	20.94	21.27	94,755	22.06	21.36	21.78	72,963
April	21.60	20.89	21.33	106,299	22.15	21.10	21.93	103,163
May	21.14	20.38	20.83	107,371	22.00	20.00	21.60	55,723
June	20.80	20.00	20.27	91,072	21.02	20.39	20.65	52,023
July	21.01	20.20	20.72	89,112	21.55	20.62	21.08	75,410
August	21.14	20.13	20.71	137,427	21.63	20.55	21.13	90,706
September	21.33	20.50	20.85	197,004	21.38	20.77	21.09	176,332
October	22.00	20.90	21.39	112,669	22.35	21.07	21.57	130,301
November	22.36	21.78	22.09	189,046	22.64	21.96	22.37	143,495
December	22.35	21.79	22.10	64,074	22.71	21.98	22.34	137,351

	Class A Preference Shares, Series 38 (TSX: BAM.PF.E)				Class A Preference Shares, Series 40 (TSX: BAM.PF.F)
	Price Per Share (C$)				Price Per Share (C$)
Period 2019	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	21.00	18.92	19.95	237,449	22.00	19.60	20.71	175,107
February	19.44	18.67	19.00	73,983	20.61	19.52	20.00	184,785
March	18.87	17.16	18.14	181,541	20.75	18.99	20.07	386,241
April	18.26	17.40	18.02	83,769	20.21	19.35	19.89	303,160
May	17.80	15.97	17.07	88,945	19.59	17.13	18.65	111,486
June	16.39	15.29	15.84	223,089	17.58	16.52	16.97	187,015
July	16.95	16.01	16.55	89,751	18.61	17.32	18.06	213,117
August	16.36	14.04	15.10	218,107	17.90	15.53	16.42	241,366
September	16.26	15.05	15.95	168,273	18.00	16.40	17.31	261,218
October	16.67	15.32	15.99	152,821	18.29	17.19	17.61	233,569
November	16.74	16.00	16.53	229,145	18.44	17.66	18.14	200,935
December	17.83	16.34	17.03	214,994	18.74	17.86	18.25	225,955

A-5    Brookfield Asset Management Inc. - 2019 Annual Information Form

	Class A Preference Shares, Series 42 (TSX: BAM.PF.G)				Class A Preference Shares, Series 44 (TSX: BAM.PF.H)
	Price Per Share (C$)				Price Per Share (C$)
Period 2019	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	21.78	19.50	20.67	163,176	26.25	25.53	25.86	139,786
February	20.29	19.49	19.95	140,452	26.00	25.50	25.67	233,917
March	20.19	18.80	16.69	201,868	25.97	25.40	25.66	224,398
April	20.00	19.14	19.62	163,244	25.99	25.45	25.76	292,593
May	19.25	17.29	18.64	121,669	25.70	25.20	25.54	111,153
June	17.55	16.47	16.96	245,651	25.84	25.05	25.56	131,405
July	18.05	17.24	17.68	144,504	25.94	25.21	25.60	68,567
August	17.75	15.50	16.32	304,488	25.66	25.20	25.44	60,280
September	17.85	16.39	17.31	85,063	25.68	25.00	25.43	180,097
October	17.90	16.80	17.36	142,188	25.58	25.00	25.33	57,826
November	18.29	17.35	18.04	169,469	25.99	25.37	25.75	60,098
December	18.94	17.66	18.28	473,844	26.10	25.47	25.79	67,393

	Class A Preference Shares, Series 46 (TSX: BAM.PF.I)				Class A Preference Shares, Series 48 (TSX: BAM.PF.J)
	Price Per Share (C$)				Price Per Share (C$)
Period 2019	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	25.91	24.94	25.36	220,167	25.03	23.92	24.48	224,912
February	25.58	25.02	25.30	224,341	24.70	24.05	24.33	407,241
March	25.50	25.09	25.27	407,003	24.49	23.30	23.98	109,431
April	25.45	24.38	24.88	586,997	24.49	23.55	24.09	143,777
May	24.85	23.56	24.46	354,029	23.60	22.23	23.17	225,155
June	24.52	23.32	24.24	183,665	23.48	22.10	23.16	154,669
July	25.28	24.42	24.90	166,000	24.31	23.39	24.02	136,104
August	25.70	24.42	25.03	166,669	24.10	23.31	23.81	152,007
September	25.71	24.40	25.26	267,394	24.76	23.30	24.07	310,129
October	25.48	25.11	25.30	222,898	25.00	24.35	24.74	261,897
November	26.12	25.42	25.86	217,732	25.33	24.52	24.98	180,721
December	26.19	25.59	25.85	102,195	25.40	24.73	25.15	111,186

Brookfield Asset Management Inc. - 2019 Annual Information Form                            A-6

APPENDIX B
SUMMARY OF TERMS AND CONDITIONS OF THE CORPORATION’S
AUTHORIZED SECURITIES
CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES
The following is a summary of certain provisions attaching to or affecting the Class A Preference Shares as a class. The number of authorized and issued and outstanding shares listed in the following table are given as of March 23, 2020.
Series
The Class A Preference Shares may be issued from time to time in one or more series. The Board of the Corporation will fix the number of shares in each series and the provisions attached to each series before issue.
Priority
The Class A Preference Shares rank senior to the Class AA Preference Shares, the Class A Shares, the Class B Shares and other shares ranking junior to the Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs. Each series of Class A Preference Shares ranks on a parity with every other series of Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.
Shareholder Approvals
The Corporation shall not delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the Class A Preference Shares as a class or create preference shares ranking in priority to or on parity with the Class A Preference Shares except by special resolution passed by at least 66 ⅔% of the votes cast at a meeting of the holders of the Class A Preference Shares duly called for that purpose, in accordance with the provisions of the articles of the Corporation.
Each holder of Class A Preference Shares entitled to vote at a class meeting of holders of Class A Preference Shares, or at a joint meeting of the holders of two or more series of Class A Preference Shares, has one vote in respect of each C$25.00 of the issue price of each Class A Preference Share held by such holder.

Brookfield Asset Management Inc. - 2019 Annual Information Form    B-1

Series	Ticker	Authorized	Issued and Outstanding	Aggregate Issuance Amount (C$ millions) [1]	Cumulative Dividend Rate	Earliest Redemption Date	Redemption Price Per Share (C$) [2]	Holder’s Conversion Option	Corporation’s Conversion Option
2	BAM.PR.B	10,457,685	10,457,685	261	70% of average “Prime Rate” (as defined in the articles)	At any time	25.00	N/A	N/A
4	BAM.PR.C	3,995,910	3,995,910	100	70% of average “Prime Rate” (as defined in the articles)	At any time	25.00	N/A	N/A
6	N/A	111,633	nil	nil	7.5%	At any time	25.00	N/A	N/A
8	BAM.PR.E	7,996,600	2,476,185	62	Between 50-100% of “Prime Rate” (as defined in the articles)	At any time	25.50	Into Series 9 on a one-for-one basis on November 1 in every fifth year after November 1, 2001 and automatically in certain circumstances	N/A
9	BAM.PR.G	7,995,566	5,515,981	138	Not less than 80% of yield on certain Government of Canada bonds (as provided in the articles)	On November 1 in every fifth year after November 1, 2006	25.00	Into Series 8 on a one-for-one basis on November 1 in every fifth year after November 1, 2006 and automatically in certain circumstances	N/A
13	BAM.PR.K	9,640,096	9,640,096	241	70% of “Average Prime Rate” (as defined in the articles)	At any time	25.00	N/A	N/A
15	N/A	2,000,000	2,000,000	50	Determined by negotiation, bid or auction, or the Bankers’ Acceptable Rate (as defined in the articles) plus 0.40%	At any time	25.00	N/A	N/A
17	BAM.PR.M	7,840,204	7,840,204	197	4.75%	At any time	25.00	N/A	At any time into a number of Class A Shares per share based on dividing the redemption price by the Conversion Price [3]
18	BAM.PR.N	9,066,749	7,866,749	197	4.75%	At any time	25.00	N/A	At any time into a number of Class A Shares per share based on dividing the redemption price by the Conversion Price
24	BAM.PR.R	10,812,027	9,278,894	232	5.4% until June 30, 2016; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the Government of Canada yield plus 2.30%	On June 30 in every fifth year after June 30, 2016	25.00	Into Series 25 on a one-for-one basis on June 30, 2016 and on June 30 every five years thereafter and automatically in certain circumstances	N/A
Notes:
[1]    Rounded to the nearest million.
[2]    Together with accrued and unpaid dividends.
[3]    The “Conversion Price” means the greater of C$2.00 or 95% of the weighted average trading price of the Class A Shares on the TSX for the 20 consecutive trading days ending on (i) the fourth day prior to the date specified for conversion, or (ii) if such fourth day is not a trading day, the immediately preceding trading day.

B-2    Brookfield Asset Management Inc. - 2019 Annual Information Form

Series	Ticker	Authorized	Issued and Outstanding	Aggregate Issuance Amount (C$ millions) [1]	Cumulative Dividend Rate	Earliest Redemption Date	Redemption Price Per Share (C$) [2]	Holder’s Conversion Option	Corporation’s Conversion Option
25	BAM.PR.S	10,996,000	1,529,133	38	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.30%	June 30, 2016	25.00 for redemptions on June 30, 2021 and on June 30 every five years thereafter; 25.50 otherwise	Into Series 24 on a one-for-one basis on June 30, 2021 and on June 30 every five years thereafter and automatically in certain circumstances	N/A
26	BAM.PR.T	9,770,928	9,770,928	245	4.5% until March 31, 2017; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the Government of Canada yield plus 2.31%	On March 31 in every fifth year after March 31, 2017	25.00	Into Series 27 on a one-for-one basis on March 31, 2017 and on March 31 every five years thereafter and automatically in certain circumstances	N/A
27	N/A	10,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.31%	March 31, 2017	25.00 for redemptions on March 31, 2022 and on March 31 every five years thereafter; 25.50 otherwise	Into Series 26 on a one-for-one basis on March 31, 2022 and on March 31 every five years thereafter and automatically in certain circumstances	N/A
28	BAM.PR.X	9,723,927	9,233,927	231	4.6% until June 30, 2017; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the 5-year Government of Canada bond yield plus 1.80%	On June 30 in every fifth year after June 30, 2017	25.00	Into Series 29 on a one-for-one basis on June 30, 2017 and on June 30 every five years thereafter and automatically in certain circumstances	N/A
29	N/A	9,890,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 1.80%	June 30, 2017	25.00 for redemptions on June 30, 2022 and on June 30 every five years thereafter; 25.50 otherwise	Into Series 28 on a one-for-one basis on June 30, 2022 and on June 30 every five years thereafter and automatically in certain circumstances	N/A
30	BAM.PR.Z	9,787,090	9,787,090	245	4.8% until December 31, 2017; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the 5-year Government of Canada bond yield plus 2.96%	On December 31 in every fifth year after December 31, 2017	25.00	Into Series 31 on a one-for-one basis on December 31, 2017 and on December 31 every five years thereafter and automatically in certain circumstances	N/A
31	N/A	10,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.96%	December 31, 2017	25.00 for redemptions on December 31, 2022 and on December 31 every five years thereafter; 25.50 otherwise	Into Series 30 on a one-for-one basis on December 31, 2022 and on December 31 every five years thereafter and automatically in certain circumstances	N/A
Notes: [1] Rounded to the nearest million. [2] Together with accrued and unpaid dividends.

Brookfield Asset Management Inc. - 2019 Annual Information Form    B-3

Series	Ticker	Authorized	Issued and Outstanding	Aggregate Issuance Amount (C$ millions) [1]	Cumulative Dividend Rate	Earliest Redemption Date	Redemption Price Per Share (C$) [2]	Holder’s Conversion Option	Corporation’s Conversion Option
32	BAM.PF.A	11,750,299	11,750,299	294	4.5% until September 30, 2018; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the 5-year Government of Canada bond yield plus 2.90%	On September 30 in every fifth year after September 30, 2018	25.00	Into Series 33 on a one-for-one basis on September 30, 2018 and on September 30 every five years thereafter and automatically in certain circumstances	N/A
33	N/A	12,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.90%	September 30, 2018	25.00 for redemptions on September 30, 2023 and on September 30 every five years thereafter; 25.50 otherwise	Into Series 32 on a one-for-one basis on September 30, 2023 and on September 30 every five years thereafter and automatically in certain circumstances	N/A
34	BAM.PF.B	9,876,735	9,876,735	247	4.2% until March 31, 2019; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the 5-year Government of Canada bond yield plus 2.63%	On March 31 in every fifth year after March 31, 2019	25.00	Into Series 35 on a one-for-one basis on March 31, 2019 and on March 31 every five years thereafter and automatically in certain circumstances	N/A
35	N/A	10,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.63%	March 31, 2019	25.00 for redemptions on March 31, 2024 and on March 31 every five years thereafter; 25.50 otherwise	Into Series 34 on a one-for-one basis on March 31, 2024 and on March 31 every five years thereafter and automatically in certain circumstances	N/A
36	BAM.PF.C	7,842,909	7,842,909	197	4.85%	March 31, 2018	25.75 if before March 31, 2020, with annual 0.25 decreases until March 31, 2022; 25.00 thereafter	N/A	N/A
37	BAM.PF.D	7,830,091	7,830,091	196	4.9%	September 30, 2018	25.75 if before September 30, 2020, with annual 0.25 decreases until September 30, 2022; 25.00 thereafter	N/A	N/A
38	BAM.PF.E	7,906,132	7,906,132	198	4.4% until March 31, 2020; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the 5-year Government of Canada bond yield plus 2.55%	On March 31 in every fifth year after March 31. 2020	25.00	Into Series 39 on a one-for-one basis on March 31, 2020 and on March 31 every five years thereafter and automatically in certain circumstances	N/A

B-4    Brookfield Asset Management Inc. - 2019 Annual Information Form

Series	Ticker	Authorized	Issued and Outstanding	Aggregate Issuance Amount (C$ millions) [1]	Cumulative Dividend Rate	Earliest Redemption Date	Redemption Price Per Share (C$) [2]	Holder’s Conversion Option	Corporation’s Conversion Option
39	N/A	8,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.55%	March 31, 2020	25.00 for redemptions on March 31, 2025 or March 31 every five years thereafter; 25.50 otherwise	Into Series 38 on a one-for-one basis on March 31, 2025 and on March 31 every five years thereafter and automatically in certain circumstances	N/A
40	BAM.PF.F	11,841,025	11,841,025	296	4.5% until September 30, 2019; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the 5-year Government of Canada bond yield plus 2.86%	On September 30 in every fifth year after September 30, 2019	25.00	Into Series 41 on a one-for one basis on September 30, 2019 and on September 30 every five years thereafter and automatically in certain circumstances	N/A
41	N/A	12,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.86%	September 30, 2019	25.00 for redemptions on September 30, 2024 or September 30 every five years thereafter; 25.50 otherwise	Into Series 40 on a one-for-one basis on September 30, 2024 and on September 30 every five years thereafter and automatically in certain circumstances	N/A
42	BAM.PF.G	11,887,500	11,887,500	298	4.5% until June 30, 2020 ; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the 5-year Government of Canada bond yield plus 2.84%	June 30, 2020	25.00	Into Series 43 on a one-for-one basis on June 30, 2020 and on June 30 every five years thereafter and automatically in certain circumstances	N/A
43	N/A	12,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.84%	June 30, 2020	25.00 for redemptions on June 30, 2025 or June 30 every five years thereafter; 25.50 otherwise	Into Series 42 on a one-for-one basis on June 30, 2025 and on June 30 every five years thereafter and automatically in certain circumstances	N/A
44	BAM.PF.H	9,831,929	9,831,929	246	5% until December 31, 2020; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the greater of (i) the sum of the 5-year Government of Canada bond yield plus 4.17%, and (ii) 5%	December 31, 2020	25.00	Into Series 45 on a one-for-one basis on December 31, 2020 and on December 31 every five years thereafter and automatically in certain circumstances	N/A
Notes: [1] Rounded to the nearest million. [2] Together with accrued and unpaid dividends.

Brookfield Asset Management Inc. - 2019 Annual Information Form    B-5

Series	Ticker	Authorized	Issued and Outstanding	Aggregate Issuance Amount (C$ millions) [1]	Cumulative Dividend Rate	Earliest Redemption Date	Redemption Price Per Share (C$) [2]	Holder’s Conversion Option	Corporation’s Conversion Option
45	N/A	10,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 4.17%	December 31, 2020	25.00 for redemptions on December 31, 2025 and on December 31 every five years thereafter; 25.50 otherwise	Into Series 44 on a one-for-one basis on December 31, 2025 and on December 31 every five years thereafter and automatically in certain circumstances	N/A
46	BAM.PF.I	11,740,797	11,740,797	294	4.8% until March 31, 2022; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the greater of (i) the sum of the 5-year Government of Canada bond yield plus 3.85%, and (ii) 4.80%	March 31, 2022	25.00	Into Series 47 on a one-for-one basis on March 31, 2022 and on March 31 every five years thereafter and automatically in certain circumstances	N/A
47	N/A	12,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 3.85%	March 31, 2022	25.00 for redemptions on March 31, 2027 and on March 31 every five years thereafter; 25.50 otherwise	Into Series 46 on a one-for-one basis on March 31, 2027 and on March 31 every five years thereafter and automatically in certain circumstances	N/A
48	BAM.PF.J	11,885,972	11,885,972	297	4.75% until January 1, 2023; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the greater of (i) the sum of the 5-year Government of Canada bond yield plus 3.10%, and (ii) 4.75%	December 31, 2022	25.00	Into Series 49 on a one-for-one basis on December 31, 2023 and on December 31 every five years thereafter and automatically in certain circumstances	N/A
49	N/A	12,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 3.10%	December 31, 2022	25.00 for redemptions on March 31, 2027 and on March 31 every five years thereafter; 25.50 otherwise	Into Series 48 on a one-for-one basis on December 31, 2027 and on December 31 every five years thereafter and automatically in certain circumstances	N/A
Notes: [1] Rounded to the nearest million. [2] Together with accrued and unpaid dividends.

B-6    Brookfield Asset Management Inc. - 2019 Annual Information Form

Voting Rights
Except as indicated below, holders of all series of Class A Preference Shares are only entitled to receive notice of and to attend all meetings of shareholders at which directors are to be elected and to one vote in the election of directors in respect of each such share if eight quarterly dividends1, whether or not consecutive, are not paid2. When entitled to vote, holders will vote with the holders of Class A Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the Board (less the number of directors which the holders of Class A Preference Shares, Series 2 may be entitled to elect).
Holders of Class A Preference Shares, Series 2 are only entitled to receive notice of and to attend all meetings of shareholders and to one vote in respect of each such share if dividends on such shares have not been paid for two years. In addition, if dividends have not been paid for two years, holders of such shares are entitled to elect (i) two members of the Board of the Corporation if the Board has seven or fewer directors or (ii) three members of the Board if the Board has more than seven members. When entitled to vote in the election of directors, holders will vote with the holders of Class A Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the Board.
Rights on Liquidation, Dissolution and Winding Up
Holders of Class A Preference Shares are entitled to C$25.00 per share (plus accrued and unpaid dividends) in priority to any distribution to holders of shares ranking junior as to capital. Upon such payment, holders of Class A Preference Shares are not entitled to share in any further distribution of assets of the Corporation.
Restrictions on Dividends and Retirement of Shares
Without the approval of holders of the applicable series of Class A Preference Shares in each case, and except as noted below, the Corporation will not:

a)
declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the applicable series of Class A Preference Shares) on shares of the Corporation ranking junior to the applicable series of Class A Preference Shares;

b)
except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the applicable series of Class A Preference Shares, redeem, purchase or otherwise retire or make any return of capital in respect of shares of the Corporation ranking junior to the applicable series of Class A Preference Shares;

c)
except pursuant to any retraction privilege, mandatory redemption or purchase obligation attaching thereto, redeem, purchase or otherwise retire or make any return of capital in respect of any shares of any class or series ranking on a parity with the applicable series of Class A Preference Shares;

d)	redeem, purchase or otherwise retire or make any return of capital in respect of less than all of the applicable series of Class A Preference Shares[3]; or

e)
with respect to the applicable series of Class A Preference Shares, issue any additional Class A Preference Shares or any shares ranking on parity as to dividends or capital with the applicable series of Class A Preference Shares[4];

unless, in each such case, all outstanding dividends on the applicable series of Class A Preference Shares, and those on all other shares ranking prior to or on parity with, accrued up to and including the dividend payable for the last completed period for which dividends were payable, shall have been declared and paid.
Purchase for Cancellation
Subject to applicable law, the Corporation may generally purchase (if obtainable) for cancellation the whole or any part of the applicable series of Class A Preference Shares in the open market or by private agreement or otherwise.

[1]	24 monthly dividends in the case of Class A Preference Shares, Series 15.

[2]
In the case of holders of Class A Preference Shares, Series 8 and 9, such holders are only entitled to vote at a meeting which takes place more than 60 days after the date of such failure to pay dividends.

[3]	This provision does not apply to Class A Preference Shares, Series 17 and 18.

[4]	This provision does not apply to Class A Preference Shares, Series 2, 4, 23, 24, 25, 26, 27, 28, 29, 30, 31, 32, 33, 34, 35, 36, 37, 38, 39, 40, 41, 42, 43, 44, 45, 46, 47, 48 and 49.

Brookfield Asset Management Inc. - 2019 Annual Information Form    B-7

Shareholder Approvals5
Approval of all amendments to the rights, privileges, restrictions and conditions attaching to the applicable series of Class A Preference Shares and any other approval to be given by the holders of the applicable series of Class A Preference Shares may be given by a resolution carried by at least 66 ⅔% of the votes cast at a meeting where the required quorum6 is present.
CERTAIN PROVISIONS OF THE CLASS AA PREFERENCE SHARES
The following is a summary of certain provisions attaching to or affecting the Class AA Preference Shares as a class.
Series
The Class AA Preference Shares may be issued from time to time in one or more series. The Board of the Corporation will fix the number of shares in each series and the provisions attached to each series before issue.
Priority
The Class AA Preference Shares rank junior to the Class A Preference Shares and senior to the Class A Shares, the Class B Shares and other shares ranking junior to the Class AA Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs. Each series of Class AA Preference Shares ranks on a parity with every other series of Class AA Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.
Shareholder Approvals
The Corporation shall not delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the Class AA Preference Shares as a class except by special resolution passed by at least 66 ⅔% of the votes cast at a meeting of the holders of the Class AA Preference Shares duly called for that purpose, in accordance with the provisions of the articles of the Corporation.
Each holder of Class AA Preference Shares entitled to vote at a class meeting of holders of Class AA Preference Shares, or at a joint meeting of the holders of two or more series of Class AA Preference Shares, has one vote in respect of each C$25.00 of the issue price of each Class AA Preference Share held by such holder.
CERTAIN PROVISIONS OF THE CLASS A SHARES AND THE CLASS B SHARES
The following is a summary of certain provisions attaching to or affecting the Corporation’s Class A Shares (into which certain series of the Corporation’s Preference Shares may be converted) and the Class B Shares. The attributes of the Class A Shares and the Class B Shares are substantially equivalent, except for the differing voting rights attached to the two classes of shares.
The sole holder of the Class B Shares of the Corporation is a party to a trust agreement with Computershare Trust Company of Canada (formerly, Montreal Trust Corporation of Canada) (as trustee for the holders of the Corporation’s Class A Shares) dated August 1, 1997. The trust agreement provides, among other things, that the holder has agreed not to sell any Class B Shares, directly or indirectly, pursuant to a takeover bid, unless a concurrent bid is made to all holders of Class A Shares. The concurrent offer must be: (i) for the same percentage of Class A Shares as the percentage of Class B Shares offered to be purchased from the holder; and (ii) the same in all material respects as the offer for the Class B Shares. Among other things, the trust agreement permits: (i) a sale by the sole holder of Class B Shares at a price per share less than 115% of the market price of Class A Shares and as part of a transaction involving not more than five persons in the aggregate; and (ii) a direct or indirect sale of shares of the sole holder of the Class B Shares to a purchaser who is or will become a shareholder of that holder and will not hold more than 20% of that holder’s outstanding shares as a result of the transaction.

[5]	This provision does not apply to Class A Preference Shares, Series 2, 4, 6, 8, 9, 13 and 15.

[6]
The required quorum for Class A Preference Shares, Series 32, 33, 34, 35, 36, 37, 38, 39, 40, 41, 42, 43, 44, 45, 46, 47, 48 and 49 is holders of at least 25% of the outstanding shares present in person or represented by proxy. The required quorum for all other Class A Preference Shares is 50% of the outstanding shares present in person or represented by proxy.

B-8    Brookfield Asset Management Inc. - 2019 Annual Information Form

Priority
Subject to the prior rights of the holders of the Class A Preference Shares, the Class AA Preference Shares and any other senior-ranking shares outstanding from time to time, holders of Class A Shares and Class B Shares rank on a parity with each other with respect to the payment of dividends (if, as and when declared by the Board of the Corporation) and the return of capital on the liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.
Voting Rights
Except as set out below under “Election of Directors”, each holder of Class A Shares and Class B Shares is entitled to notice of, and to attend and vote at, all meetings of the Corporation’s shareholders, other than meetings at which holders of only a specified class or series may vote, and shall be entitled to cast one vote per share, which results in each of the Class A and Class B Shares controlling 50% of the aggregate voting rights of the Corporation. Subject to applicable law and in addition to any other required shareholder approvals, all matters to be approved by shareholders (other than the election of directors), must be approved: by a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 ⅔%, of the votes cast by holders of Class A Shares who vote in respect of the resolution or special resolution, as the case may be; and by a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 ⅔%, of the votes cast by holders of Class B Shares who vote in respect of the resolution or special resolution, as the case may be.
Election of Directors
In the election of directors, holders of Class A Shares, together, in certain circumstances, with the holders of certain series of Class A Preference Shares, are entitled to elect one-half of the Board of the Corporation, provided that if the holders of Class A Preference Shares, Series 2 become entitled to elect two or three directors, as the case may be, the numbers of directors to be elected by holders of Class A Shares, together, in certain circumstances, with the holders of certain series of Class A Preference Shares, shall be reduced by the number of directors to be elected by holders of Class A Preference Shares, Series 2. Holders of Class B Shares are entitled to elect the other one-half of the Board of the Corporation.
OTHER PROVISIONS REGARDING THE SHARE CAPITAL OF THE CORPORATION
The Corporation’s articles provide that each holder of shares of a class or series of shares of the Corporation entitled to vote in an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the holder multiplied by the number of directors to be elected by the holder and the holders of shares of the classes or series of shares entitled to vote with the holder in the election of directors. A holder may cast all such votes in favour of one candidate or distribute such votes among its candidates in any manner the holder sees fit. Where a holder has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder shall be deemed to have divided the holder’s votes equally among the candidates for whom the holder voted.

Brookfield Asset Management Inc. - 2019 Annual Information Form    B-9

APPENDIX C
CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF THE CORPORATION

A committee of the board of directors (the “Board”) of Brookfield Asset Management Inc. (the “Corporation”) to be known as the Audit Committee (the “Committee”) shall have the following terms of reference:
MEMBERSHIP AND CHAIR
Following each annual meeting of shareholders, the Board shall appoint from its number three or more directors (the “Members” and each a “Member”) to serve on the Committee until the close of the next annual meeting of shareholders of the Corporation or until the Member ceases to be a director, resigns or is replaced, whichever occurs first.
The Members will be selected by the Board on the recommendation of the Governance and Nominating Committee of the Board (the “Governance and Nominating Committee”). Any Member may be removed from office or replaced at any time by the Board. All of the Members will be Independent Directors.1 In addition, every Member will be Financially Literate and at least one Member will be an Audit Committee Financial Expert. Members may not serve on more than three other public company audit committees, except with the prior approval of the Board.
The Board shall appoint one Member as the chair of the Committee (the “Chair”). If the Chair is absent from a meeting, the Members shall select an Acting Chair from among those Members in attendance at the meeting.
SUBCOMMITTEES
The Committee may form subcommittees for any purpose and may delegate to a subcommittee such of the Committee’s powers and authorities as the Committee deems appropriate.
RESPONSIBILITIES
The Committee shall:
Auditor

(a)
oversee the work of the Corporation’s external auditor (the “auditor”) engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation;

(b)	require the auditor to report directly to the Committee;

(c)
review and evaluate the auditor’s independence, experience, qualifications and performance (including the performance of the lead audit partner) and determine whether the auditor should be appointed or re-appointed, and nominate the auditor for appointment or re-appointment by the shareholders;

(d)	where appropriate, terminate the auditor;

(e)
when a change of auditor is proposed, review all issues related to the change, including the information to be included in the notice of change of auditor as required, and the orderly transition of such change;

(f)	review the terms of the auditor’s engagement and the appropriateness and reasonableness of the proposed audit fees;

(g)	at least annually, obtain and review a report by the auditor describing:

(i)	the auditor’s internal quality-control procedures; and

[1]
Capitalized terms used in this Charter but not otherwise defined herein have the meaning attributed to them in the Board’s “Definitions for Brookfield Asset Management’s Board and Committee Charters” which is annexed hereto as “Annex A”. The Governance and Nominating Committee will review the Definitions for Brookfield Asset Management’s Board and Committee Charters at least annually and submit any proposed amendments to the Board for approval as it deems necessary and appropriate.

C-1    Brookfield Asset Management Inc. - 2019 Annual Information Form

(ii)
any material issues raised by the most recent internal quality control review, or peer review, of the auditor, or review by any independent oversight body such as the Canadian Public Accountability Board or the Public Company Accounting Oversight Board, or inquiry or investigation by any governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the auditor, and the steps taken to deal with any issues raised in any such review;

(h)
at least annually, confirm that the auditor has submitted a formal written statement describing all of its relationships with the Corporation; discuss with the auditor any disclosed relationships or services that may affect its objectivity and independence; obtain written confirmation from the auditor that it is objective within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of chartered accountants to which it belongs and is an independent public accountant within the meaning of the federal securities legislation administered by the United States Securities and Exchange Commission and of the Independence Standards of the Canadian Institute of Chartered Accountants, and is in compliance with any independence requirements adopted by the Public Company Accounting Oversight Board; and, confirm that the auditor has complied with applicable laws respecting the rotation of certain members of the audit engagement team;

(i)	ensure the regular rotation of the audit engagement team members as required by law, and periodically consider whether there should be regular rotation of the auditor;

(j)
meet privately with the auditor as frequently as the Committee feels is appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern to the Committee or the auditor, including:

(i)	planning and staffing of the audit;

(ii)	any material written communications between the auditor and management;

(iii)	whether or not the auditor is satisfied with the quality and effectiveness of financial recording procedures and systems;

(iv)	the extent to which the auditor is satisfied with the nature and scope of its examination;

(v)	whether or not the auditor has received the full co-operation of management of the Corporation;

(vi)	the auditor’s opinion of the competence and performance of the Chief Financial Officer and other key financial personnel of the Corporation;

(vii)	the items required to be communicated to the Committee in accordance with generally accepted auditing standards;

(viii)	all critical accounting policies and practices to be used by the Corporation;

(ix)
all alternative treatments of financial information within International Financial Reporting Standards (“IFRS”) that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the auditor;

(x)
any difficulties encountered in the course of the audit work, any restrictions imposed on the scope of activities or access to requested information, any significant disagreements with management and management’s response; and

(xi)
any illegal act that may have occurred and the discovery of which is required to be disclosed to the Committee pursuant to paragraphs 240.41-42 and 250.22-24 of the Canadian Auditing Standards and the United States Securities Exchange Act of 1934, as amended;

(k)
annually review and approve the Audit and Non-Audit Services Pre-Approval Policy (the “Pre-Approval Policy”), which sets forth the parameters by which the auditor can provide certain audit and non-audit services to the Corporation and its subsidiaries not prohibited by law and the process by which the Committee pre-approves such services. At each quarterly meeting of the Committee, the Committee will ratify all audit and non-audit services provided by the auditor to the Corporation and its subsidiaries for the then-ended quarter;

(l)	resolve any disagreements between management and the auditor regarding financial reporting;

(m)	set clear policies for hiring partners and employees and former partners and employees of the external auditor;
Financial Reporting

(a)	prior to disclosure to the public, review, and, where appropriate, recommend for approval by the Board, the following:

(i)	audited annual financial statements, in conjunction with the report of the external auditor;

(ii)	interim financial statements;

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(iii)	annual and interim management discussion and analysis of financial condition and results of operation;

(iv)	reconciliations of the annual or interim financial statements, to the extent required under applicable rules and regulations; and

(v)
all other audited or unaudited financial information contained in public disclosure documents, including without limitation, any prospectus, or other offering or public disclosure documents and financial statements required by regulatory authorities;

(b)
review and discuss with management prior to public dissemination earnings press releases and other press releases containing financial information (to ensure consistency of the disclosure to the financial statements), as well as financial information and earnings guidance provided to analysts including the use of “pro forma” or “adjusted” non-IFRS information in such press releases and financial information. Such review may consist of a general discussion of the types of information to be disclosed or the types of presentations to be made;

(c)
review the effect of regulatory and accounting initiatives, as well as any asset or debt financing activities of the Corporation’s unconsolidated subsidiaries that are not required under IFRS to be incorporated into the Corporation’s financial statements (commonly known as “off-balance sheet financing”);

(d)
review disclosures made to the Committee by the Chief Executive Officer and Chief Financial Officer of the Corporation during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Corporation’s internal control over financial reporting which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information, and any fraud involving management or other employees;

(e)
review the effectiveness of management’s policies and practices concerning financial reporting, any proposed changes in major accounting policies, the appointment and replacement of management responsible for financial reporting and the internal audit function;

(f)
review the adequacy of the internal controls that have been adopted by the Corporation to safeguard assets from loss and unauthorized use and to verify the accuracy of the financial records and any special audit steps adopted in light of material control deficiencies;

(g)
for the financial information of Brookfield Business Partners LP, Brookfield Infrastructure Partners LP, Brookfield Property Partners LP and Brookfield Renewable Partners LP (collectively, the “Public Affiliates”)[2] which is included within the Corporation’s consolidated financial statements (the “Consolidated Public Affiliate Information”), it is understood that the Committee will for the purpose of reviewing the Consolidated Public Affiliate Information to the extent such information is material to the Corporation’s consolidated financial statements (and not for the purpose of reviewing the disclosures of the Public Affiliates themselves which the Committee does not do):

(i)	rely on the review and approval by the audit committee and the board of directors of the general partner of each respective Public Affiliate;

(ii)	rely on reports or opinions of the external auditor for each Public Affiliate;

(iii)	if required in the view of the Committee, review developments in financial reporting at the Public Affiliates; and

(iv)	if required in the view of the Committee, take all other reasonable steps, directly or through the auditor, to satisfy itself of the integrity of the Consolidated Public Affiliate Information;

(h)
for the financial information of any other subsidiary entity below the Corporation that has an audit committee which is comprised of a majority of independent directors, and which is included in the Corporation’s consolidated financial statements, it is understood that the Committee will rely on the review and approval of such information by the audit committee and the board of directors of each such subsidiary;

Internal Audit; Controls and Procedures; and Other

(a)
meet privately with the person responsible for the Corporation’s internal audit function (the “internal auditor”) as frequently as the Committee feels appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern;

[2]	The four publicly-traded affiliates of the Corporation that are each individually considered material subsidiaries of the Corporation in the opinion of management.

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(b)	require the internal auditor to report directly to the Committee;

(c)
review the mandate, budget, planned activities, staffing and organizational structure of the internal audit function (which may be outsourced to a firm other than the auditor) to confirm that it is independent of management and has sufficient resources to carry out its mandate. The Committee will discuss this mandate with the auditor, review the appointment and replacement of the internal auditor and review the significant reports to management prepared by the internal auditor and management’s responses. As part of this process, the Committee reviews and approves the governing charter of the internal audit function on an annual basis;

(d)
review the controls and procedures that have been adopted to confirm that material financial information about the Corporation and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed, review the public disclosure of financial information extracted or derived from the Corporation’s financial statements and periodically assess the adequacy of such controls and procedures;

(e)
review of allegations of fraud related to financial reporting that are brought to or come to the attention of the Committee through the Corporation’s ethics hotline, a referral by management or of the Risk Management Committee of the Board, or otherwise;

(f)	periodically review the status of taxation matters of the Corporation; and

(g)	consider other matters of a financial nature as directed by the Board.
LIMITATION OF AUDIT COMMITTEE ROLE
The Committee’s function is one of oversight. The Corporation’s management is responsible for preparing the Corporation’s financial statements and, along with the internal audit function, for developing and maintaining systems of internal accounting and financial controls. The auditor will assist the Committee and the Board in fulfilling their responsibilities for review of the financial statements and internal controls, and the auditor will be responsible for the independent audit of the financial statements. The Committee expects the auditor to call to its attention any accounting, auditing, internal accounting control, regulatory or other related matters that the auditor believes warrant consideration or action. The Committee recognizes that the Corporation’s finance team, the internal audit team and the auditor have more knowledge and information about the Corporation’s financial affairs than do the Committee’s members. Accordingly, in carrying out its oversight responsibilities, the Committee does not provide any expert or special assurance as to the Corporation’s financial statements or internal controls or any professional certification as to the auditor’s work.
REPORTING
The Committee will regularly report to the Board on:

(a)	the auditor’s independence;

(b)	the performance of the auditor and the Committee’s recommendations regarding its reappointment or termination;

(c)	the performance of the internal audit function;

(d)	the adequacy of the Corporation’s internal controls and disclosure controls;

(e)
its recommendations regarding the annual and interim financial statements of the Corporation and, to the extent applicable, any reconciliation of the Corporation’s financial statements, including any issues with respect to the quality or integrity of the financial statements;

(f)	its review of any other public disclosure document including the annual report and the annual and interim management’s discussion and analysis of financial condition and results of operations;

(g)	the Corporation’s compliance with legal and regulatory requirements, particularly those related to financial reporting; and

(h)	all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.
COMPLAINTS PROCEDURE
The Corporation’s Code of Business Conduct requires employees to report to their supervisor or internal legal counsel any suspected violations of the Code, including: (i) fraud or deliberate errors in the preparation, maintenance, evaluation, review or audit of any financial statement or financial record; (ii) deficiencies in, or noncompliance with, internal accounting controls; (iii) misrepresentations or false statements in any public disclosure documents; and (iv) any deviations from full, true and plain reporting of the Corporation’s financial condition, as well as any other illegal or unethical behavior. Alternatively, employees may report such behavior through the

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Corporation’s reporting hotline which is managed by an independent third party. The Corporation also maintains a Whistleblower Policy which reinforces the Corporation’s commitment to providing a mechanism for employees to report suspected wrongdoing.
The Risk Committee has primary Board oversight responsibility for the Corporation’s reporting hotline and is required to refer to the Audit Committee allegations of fraud, deliberate errors, or deviations from full, true, and plain disclosure related to financial reporting.
The Audit Committee will periodically review the procedure for the receipt, retention, treatment and follow-up of complaints received by the Corporation through the reporting hotline or otherwise regarding accounting, internal controls, disclosure controls or auditing matters and the procedure for the confidential, anonymous submission of concerns by employees of the Corporation regarding such matters.
REVIEW AND DISCLOSURE
The Committee will review this Charter at least annually and submit it to the Governance and Nominating Committee together with any proposed amendments. The Governance and Nominating Committee will review this Charter and submit it to the Board for approval with such further amendments as it deems necessary and appropriate.
This Charter will be posted on the Corporation’s website at www.brookfield.com. The Management Information Circular of the Corporation will state that this Charter is available on the Corporation’s website. This Charter will also be reproduced in full as an appendix to the Corporation’s Annual Information Form.
ASSESSMENT
At least annually, the Governance and Nominating Committee will review the effectiveness of this Committee in fulfilling its responsibilities and duties as set out in this Charter and in a manner consistent with the corporate governance guidelines adopted by the Board. The Committee will also conduct its own assessment of the Committee’s performance on an annual basis.
ACCESS TO OUTSIDE ADVISORS AND SENIOR MANAGEMENT
The Committee may retain any outside advisor, including legal counsel, at the expense of the Corporation, without the Board’s approval, at any time. The Committee has the authority to determine any such advisor’s fees and any other retention terms.
The Corporation will provide for appropriate funding, for payment of compensation to any auditor engaged to prepare or issue an audit report or perform other audit, review or attest services, and ordinary administrative expenses of the Committee.
Members will meet privately with senior management as frequently as they feel is appropriate to fulfill the Committee’s responsibilities, but not less than annually.
MEETINGS
Meetings of the Committee may be called by any Member, the Chair of the Board, the Chief Executive Officer or Chief Financial Officer of the Corporation, the internal auditor or the auditor. Meetings will be held each quarter and at such additional times as is necessary for the Committee to fulfill its responsibilities. The Committee shall appoint a secretary to be the secretary of each meeting of the Committee and to maintain minutes of the meeting and deliberations of the Committee.
The powers of the Committee shall be exercisable at a meeting at which a quorum is present. A quorum shall be not less than a majority of the Members at the relevant time. Matters decided by the Committee shall be decided by majority vote. Subject to the foregoing, the Business Corporations Act (Ontario) and the by-laws of the Corporation, and, unless otherwise determined by the Board, the Committee shall have the power to regulate its procedure.
Notice of each meeting shall be given to each Member, the internal auditor, the auditor, and to the Chair of the Board and the Chief Executive Officer of the Corporation. Notice of meeting may be given orally or by letter, electronic mail, telephone or other generally accepted means not less than 24 hours before the time fixed for the meeting. Members may waive notice of any meeting and attendance at a meeting is deemed waiver of notice. The notice need not state the purpose or purposes for which the meeting is being held.
The Committee may invite from time to time such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee. The Committee may require the auditors and/or members of the Corporation’s management to attend any or all meetings.
This Charter of the Audit Committee was reviewed and approved by the board of directors of the Corporation on March 6, 2020.

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Annex A
Definitions for Brookfield Asset Management’s Board and Committee Charters

“Audit Committee Financial Expert” means a person who has the following attributes:

(a)	an understanding of International Financial Reporting Standards, as adopted by the International Accounting Standards Board, and financial statements;

(b)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(c)
experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(d)	an understanding of internal controls and procedures for financial reporting; and

(e)	an understanding of audit committee functions; acquired through any one or more of the following:

(i)
education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(ii)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(iii)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(iv)	other relevant experience.
“Board Interlocks” means when two directors of one public company sit together on the board of another company.
“Committee Interlocks” means when a Board Interlock exists, plus the relevant two directors also sit together on a board committee for one or both of the companies.
“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.
“Immediate Family Member” means an individual’s spouse, parent, child, sibling, mother or father-in-law, son or daughter-in-law, brother or sister-in-law, and anyone (other than an employee of either the individual or the individual’s immediate family member) who shares the individual’s home.
“Independent Director” means a director who has been affirmatively determined by the Board to have no material relationship with the Corporation, either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation. A material relationship is one that could reasonably be expected to interfere with a director’s exercise of independent judgment. In addition to any other requirement of applicable securities laws or stock exchange provisions, a director who:

(a)
is or was an employee or executive officer, or whose Immediate Family Member is or was an executive officer, of the Corporation is not independent until three years after the end of such employment relationship;

(b)
is receiving or has received, or whose Immediate Family Member is an executive officer of the Corporation and is receiving or has received, during any 12-month period within the last three years more than Cdn$75,000 in direct compensation from the Corporation, other than director and committee fees and pension or other forms of fixed compensation under a retirement plan (including deferred compensation) for prior service (provided such compensation is not contingent in any way on continued service), is not independent;

(c)
is or was a partner of, affiliated with or employed by, or whose Immediate Family Member is or was a partner of or employed in an audit, assurance, or tax compliance practice in a professional capacity by, the Corporation’s present or former internal or external auditor, is not independent until three years after the end of such partnership, affiliation, or employment relationship, as applicable, with the auditor;

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(d)
is or was employed as, or whose immediate family member is or was employed as, an executive officer of another company (or its parent or a subsidiary) where any of the present (at the time of review) executive officers of the Corporation serve or served on that company’s (or its parent’s or a subsidiary’s) compensation committee, is not independent until three years after the end of such service or the employment relationship, as applicable; and

(e)
is an executive officer or an employee of, or whose Immediate Family Member is an executive officer of, another company (or its parent or a subsidiary) that has made payments to, or received payments from, the Corporation for property or services in an amount which, in any of the last three fiscal years exceeds the greater of US$1 million or 2% of such other company’s consolidated gross revenues, in each case, is not independent.

Additionally, an Independent Director for the purposes of the Audit Committee and the Management Resources and Compensation Committee, specifically may not:

(a)
accept directly or indirectly, any consulting, advisory, or other compensatory fee from the Corporation, other than director and committee fees and pension or other forms of fixed compensation under a retirement plan (including deferred compensation) for prior service (provided such compensation is not contingent in any way on continued service); or

(b)	be an affiliated person of the Corporation (within the meaning of applicable rules and regulations).
For the purposes of the definition of Independent Director, the term Corporation includes any parent or subsidiary in a consolidated group with the Corporation.
In addition to the requirements for independence set out in paragraph (c) above, Members of the Audit and Governance and Nominating Committees must disclose any other form of association they have with a current or former external or internal auditor of the Corporation to the Governance and Nominating Committee for a determination as to whether this association affects the Member’s status as an Independent Director.
“Unaffiliated Director” means any director who (a) does not own greater than a de minimis interest in the Corporation (exclusive of any securities compensation earned as a director) and (b) within the last two years has not directly or indirectly (i) been an officer of or employed by the Corporation or any of its respective affiliates, (ii) performed more than a de minimis amount of services for the Corporation or any of its affiliates, or (iii) had any material business or professional relationship with the Corporation other than as a director of the Corporation. “de minimis” for the purpose of this test includes factors such as the relevance of a director’s interest in the Corporation to themselves and to the Corporation.

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